Form 10-K, Exhibit 13
period 1994-05-31
CHAPARRAL STEEL CO
filed 1994-08-25
CIK 833226

                                                                      EXHIBIT 13


                              CHAPARRAL -- STEEL

                              1994 ANNUAL REPORT

CORPORATE PROFILE

         Chaparral Steel Company, located in Midlothian, Texas, owns and operates a technologically advanced steel mill which produces bar and structural steel products by recycling scrap steel. The plant commenced operations in 1975 and more than doubled in capacity in 1982. In 1992, a large beam mill was completed which further expanded Chaparral's capacity and product range. The Company now has two electric arc furnaces with continuous casters, a bar mill, structural mill and a large beam mill which enable it to produce a broader array of steel products than traditional mini mills.

         Chaparral follows a market mill concept which entails the production of a wide variety of products ranging from reinforcing bar and specialty products to large-sized structural beams at low cost and is able to change its product mix to recognize changing market conditions or customer requirements.

         The Company's steel products include beams, reinforcing bars, special bar quality rounds, channels and merchant quality rounds. These products are sold principally to the construction industry and to the railroad, defense, automotive, mobile home and energy industries. Chaparral's principal customers are steel service centers, steel fabricators, cold finishers, forgers and original equipment manufacturers.

         The Company distributes its products primarily to markets in North America, and under certain market conditions, to Europe and Asia. Chaparral is listed on the New York Stock Exchange, and is 81 percent-owned by Texas Industries, Inc.

FINANCIAL HIGHLIGHTS

                                          1994         1993       1992
                                       (In thousands except per share)
- - -----------------------------------------------------------------------
RESULTS OF OPERATIONS
      Tons shipped:
        Bar mill                            424          422        484
        Structural mills                    938          962        914
- - -----------------------------------------------------------------------
          TOTAL                           1,362        1,384      1,398

      Net sales:
        Bar mill                       $138,353     $126,830   $141,538
        Structural mills                320,210      289,862    272,474
        Transportation service            3,712        3,518      2,598
- - -----------------------------------------------------------------------
          TOTAL                         462,275      420,210    416,610

      Net income (loss)                  11,919       (2,051)     7,090
- - -----------------------------------------------------------------------

PER SHARE INFORMATION
      Net income (loss)                     .41         (.06)       .25
      Dividends                             .20          .20        .20
- - -----------------------------------------------------------------------

FOR THE YEAR
      Net cash provided by
        operating activities             10,603       25,087     28,841
      Capital expenditures                7,805        7,424     12,616
- - -----------------------------------------------------------------------

YEAR END POSITION
      Total assets                      488,307      480,811    504,905
      Net working capital                95,225       80,901     75,252
      Stockholders' equity              265,623      259,598    267,584

TO OUR STOCKHOLDERS:

         Several changes that were expected to improve the financial performance of the Company were implemented at the beginning of this year. The results of these changes have been satisfying-selling prices improved as Chaparral began marketing its products closer to home and cost-reduction programs were successful. These actions, carried out by our employees, have contributed to a return to profitability.

         The year ended with net income of $11.9 million compared to a net loss of $2.1 million for the previous year. Average selling prices were up 12% over last year while shipments of 1,362,000 tons were 2% lower than the previous year.

         At the same time Chaparral was implementing the steps to positively impact its financial results, the scrap market was experiencing unprecedented demand pull that increased scrap pricing. In spite of record prices for the raw material used to manufacture Chaparral's products, gross profit per ton improved by more than 40% this year. Higher scrap costs were a universal problem for the entire steel industry. Chaparral believes that because of its operational efficiency, it has an advantage over many of its competitors during periods of rapidly escalating scrap prices.

         A look at the two major markets served by Chaparral's products found them moving in different directions in 1994. The markets for special bar quality products were very strong as domestic manufacturing continued to sustain its performance begun during the prior year. The construction industry and corresponding consumption of structural beams continued to perform below historic average levels. Chaparral continues to work on new applications for lightweight, wide flange beams; but as with many new product development applications, it takes time to accomplish meaningful change.

         During the upcoming year Chaparral will continue to fine tune its operations with improvements being made this summer to the melting operations. The marketplace and the Company's role with its major customers are important areas of management focus. Near-term market conditions for Chaparral's largest product, wide flange beams, are not expected to improve quickly, but the Company continues to pursue those products in which it has significant competitive advantage.



/s/ GORDON E. FORWARD
Gordon E. Forward, Ph.D.
President and Chief Executive Officer
July 14, 1994

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF
OPERATIONS

GENERAL

         The Company's steel plant is a market mill with the flexibility to produce a wide range of steel products. The ability to produce a variety of products at low cost has enabled the Company to penetrate markets throughout the United States and overseas. The principal components of the Company's cost of sales are raw material and conversion costs. Scrap steel, the cost of which fluctuates with market conditions, is the Company's primary raw material. Conversion costs are comprised principally of energy, maintenance and labor.

RESULTS OF OPERATIONS

NET SALES

         In 1994, net sales increased $42.1 million from the previous year as a 12% increase in average selling price was offset by a 22,000 ton decrease in shipments. The change in pricing strategy for certain structural products announced in the May 1993 quarter and general price increases in the current fiscal year, intended to offset the continued escalation in scrap prices, have combined to produce the improvement in selling price. Excess industry capacity will continue to affect the structural beam market and the Company anticipates average steel prices for these products to decrease slightly in fiscal 1995 unless current levels of demand change. Chaparral will continue to optimize its product mix to remain competitive and maintain market share. Export sales were 7% of total shipments in 1994.

         Net sales in 1993 increased $3.6 million from the prior year as a 2% increase in average selling price offset a 14,000 ton decrease in shipments. The Company's average net selling price increased despite numerous rebate and free steel programs offered by competitors that Chaparral effectively matched to stay competitive. Export sales were 6% of total shipments in 1993.

COST OF SALES

         Higher scrap costs in 1994 accounted for a significant portion of the 7% increase in average cost per ton. All areas of melt shop conversion costs were slightly lower than the previous year. Combined rolling conversion costs were unchanged from 1993.

         In 1993, cost of sales increased $11.7 million due primarily to a 4% increase in average cost per ton. An increase in shipments of larger and higher quality products contributed to the increase in cost of sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

         Selling, general and administrative expenses generally fluctuated with the provisions for employee incentive programs that are based on profitability which amounted to $(.1) million, $(2.4) million and $.6 million for 1994, 1993 and 1992, respectively. In an effort to stay competitive and reduce costs, the Company decreased its number of employees in the first quarter of fiscal 1994. As a result, a non-recurring charge of $1.6 million for severance pay is included in selling, general and administrative in 1994.

INTEREST EXPENSE

         Payment of scheduled maturities of long-term debt during the three years ended May 31, 1994 served to reduce the amount of interest expense. In addition, interest deferred in connection with the large beam mill was $3.4 million in 1992.

PROVISION FOR INCOME TAXES

         The provisions for income taxes fluctuated with income (loss) before income taxes. The income tax rate differs from the statutory rate principally due to non-deductible goodwill amortization. In August 1993, the Omnibus Budget Reconciliation Act of 1993 was signed into law that contained a provision raising the top effective rate for corporations to 35%. The rate increase, when applied to the Company's temporary differences, resulted in a charge of $1.4 million which is included in the income tax provision in 1994.

NET INCOME (LOSS)

         Net income (loss) improved $14 million in 1994 due primarily to a $36 increase in average selling price due to the change in pricing strategy and the market reaction to higher raw material prices. Depreciation costs were unchanged as the Company did not incur any major capital improvements during 1994. Amortization of

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF
OPERATIONS

commissioning costs, that are being expensed over a five year period, totaled $3 million in 1994. Amortization of goodwill totaled $2.3 million in the current period.

         Net income (loss) decreased $9.1 million to a loss of $2.1 million in 1993 caused principally by a 4% increase in cost of sales per ton due in part to a shift in mix to higher cost products. Depreciation costs increased as a complete year of large beam mill expense was recognized. Amortization of commissioning costs, that are being expensed over a five year period, totaled $3 million in 1993. Amortization of goodwill totaled $2.3 million in 1993.

LIQUIDITY AND CAPITAL RESOURCES

         Working capital increased $14.3 million to $95.2 million at May 31, 1994. Cash provided by operations decreased by $14.5 million as the increase in net income of $14 million was offset by increases in inventory of $24.9 million and accounts receivable of $7.5 million. At May 31, 1994, the Company had net borrowings of $15 million from its short-term credit facilities. As a result, cash and cash equivalents decreased $.6 million after the Company acquired $7.8 million of capital additions, repaid $12.8 million of long-term debt and paid cash dividends of $5.9 million.

         Capital expenditures for fiscal 1995 are currently estimated to be approximately $17 million; which represents normal replacement and technological upgrades of existing equipment. The Company currently does not plan any major capital expenditures requiring significant capital resources within the next two years.

         The Company's capitalization of $361.8 million at May 31, 1994, consisted of $96.2 million in long-term debt and $265.6 million of stockholders' equity. The Company's stockholders' equity includes additional paid-in-capital which resulted from the excess of cost over fair value of net assets acquired, net of amortization. The long-term debt-to-capitalization ratio was 27% at May 31, 1994 versus 31% at May 31, 1993. The decrease was caused by the repayment of $12.8 million of long-term debt and the increase in stockholders' equity which was due to the net income of $11.9 million minus the payment of cash dividends of $5.9 million.

         The Company's earnings improved in 1994 due primarily to the dramatic increase in average selling price. Based on the current outlook for steel consumption levels and its impact on prices, in 1995, the Company expects its average selling price and cost per ton levels to remain virtually unchanged from 1994. The Company plans to lower finished goods inventory to return to previous years' levels. Significant changes in average selling price without a corresponding change in the scrap raw material costs could have a substantial effect on the Company's operating results and liquidity.

         The Company has short-term credit facilities with two banks totaling $20 million which will expire in January 1995, if not renewed by the banks or the Company. The Company had maximum borrowings of $20 million at any one time under these arrangements during fiscal 1994. At May 31, 1994, the Company had $15 million of outstanding borrowings under these facilities. The Company believes that it will be able to renew these credit facilities or negotiate similar arrangements with other financial institutions if they are deemed necessary. The Company expects the current financial resources, anticipated cash provided from operations and reductions in certain working capital components in fiscal 1995 will be sufficient to provide funds for capital expenditures, meet scheduled debt payments and satisfy other known working capital needs for fiscal 1995. If additional funds are required to accomplish long-term expansion of its productive capabilities, the Company believes that funding can be obtained to meet such requirements.

INFLATION

         Energy, scrap and labor, which are the principal components of the Company's manufacturing costs, are generally susceptible to inflationary pressures, while finished product prices are more readily influenced by competition within the steel industry. Since May 31, 1991, inflation has not materially affected the Company's results of operations or financial condition.

SELECTED FINANCIAL DATA

Chaparral Steel Company and Subsidiaries

                                                      1994         1993        1992        1991        1990
                                                                   (In thousands except per share)
- - -------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
   Net sales                                        $462,275     $420,210    $416,610    $418,311    $404,155
   Gross profit                                       81,777       58,624      66,678      81,478      80,188
   Employee profit sharing                             1,896            -       1,199       2,699       3,210
   Interest expense                                   13,439       14,650      12,541      10,513      12,556
   Net income (loss)                                  11,919       (2,051)      7,090      19,125      24,046
- - -------------------------------------------------------------------------------------------------------------

PER SHARE INFORMATION
   Net income (loss)                                $    .41     $   (.06)   $    .25    $    .63    $    .74
   Dividends                                             .20          .20         .20         .20         .13
- - -------------------------------------------------------------------------------------------------------------

FOR THE YEAR
   Net cash provided by operating activities        $ 10,603     $ 25,087    $ 28,841    $ 45,827    $ 31,192
   Capital expenditures                                7,805        7,424      12,616      94,099      36,711
- - -------------------------------------------------------------------------------------------------------------

YEAR END POSITION
   Total assets                                     $488,307     $480,811    $504,905    $499,654    $382,621
   Net working capital                                95,225       80,901      75,252      55,459      87,509
   Long-term debt                                     96,219      113,997     126,714     119,214      94,012
   Stockholders' equity                              265,623      259,598     267,584     266,429     181,021


CONSOLIDATED BALANCE SHEETS

Chaparral Steel Company and Subsidiaries
May 31

                                                                   1994        1993
                                                                    (In thousands)
- - -------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                     $  3,203    $  3,763
   Trade accounts receivable, net
    of allowance of $3.8 million
    and $3.4 million, respectively                                 41,734      34,187
   Inventories                                                    117,583      92,672
   Prepaid expenses                                                 8,914       8,147
- - -------------------------------------------------------------------------------------
          TOTAL CURRENT ASSETS                                    171,434     138,769

PROPERTY, PLANT AND EQUIPMENT
   Buildings and improvements                                      47,217      46,634
   Machinery and equipment                                        434,041     430,614
   Land                                                             1,288       1,288
- - -------------------------------------------------------------------------------------
                                                                  482,546     478,536
   Less allowance for depreciation                                247,660     222,974
- - -------------------------------------------------------------------------------------
                                                                  234,886     255,562

OTHER ASSETS
   Goodwill, commissioning costs and other
    assets, net of accumulated amortization
    of $16.9 million and $11.6 million,
    respectively                                                   81,987      86,480
- - -------------------------------------------------------------------------------------
                                                                 $488,307    $480,811
=====================================================================================

                                                                   1994        1993
                                                                    (In thousands)
- - -------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Notes payable                                                $  15,000   $       -
   Trade accounts payable                                          28,667      27,202
   Accrued interest payable                                         2,435       3,044
   Other accrued expenses                                          12,124      14,902
   Current portion of long-term debt                               17,983      12,720
- - -------------------------------------------------------------------------------------
          TOTAL CURRENT LIABILITIES                                76,209      57,868

LONG-TERM DEBT                                                     96,219     113,997

DEFERRED INCOME TAXES
   AND OTHER CREDITS                                               50,256      49,348

STOCKHOLDERS' EQUITY
   Preferred stock, $.01 par value,
    500,000 authorized, none outstanding                                -           -
   Common stock, $.10 par value,
    50,000,000 authorized, 29,679,900 and
    29,675,400 outstanding                                          2,994       2,994
   Paid-in capital                                                188,037     188,050
   Retained earnings                                               77,096      71,113
   Cost of common shares in treasury                               (2,504)     (2,559)
- - -------------------------------------------------------------------------------------
                                                                  265,623     259,598
- - -------------------------------------------------------------------------------------
                                                                $ 488,307   $ 480,811
=====================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Chaparral Steel Company and Subsidiaries
Year Ended May 31


                                                                   1994        1993        1992
                                                                  (In thousands except per share)
- - -------------------------------------------------------------------------------------------------
Net sales                                                       $ 462,275   $ 420,210   $ 416,610

Costs and expenses:
     Cost of sales                                                380,498     361,586     349,932
     Selling, general and administrative                           15,937      13,992      17,437
     Depreciation and amortization                                 33,756      33,814      29,477
     Interest                                                      13,439      14,650      12,541
     Other income                                                  (3,372)     (2,072)     (5,217)
- - -------------------------------------------------------------------------------------------------
                                                                  440,258     421,970     404,170
- - -------------------------------------------------------------------------------------------------

        INCOME (LOSS) BEFORE INCOME TAXES                          22,017      (1,760)     12,440

Provision for income taxes                                         10,098         291       5,350
- - -------------------------------------------------------------------------------------------------
        NET INCOME (LOSS)                                       $  11,919   $  (2,051)  $   7,090
=================================================================================================
        NET INCOME (LOSS) PER COMMON SHARE                      $     .41   $    (.06)  $     .25
=================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Chaparral Steel Company and Subsidiaries
Year Ended May 31

                                                                   1994        1993       1992
                                                                          (In thousands)
- - -------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income (loss)                                              $11,919     $(2,051)    $ 7,090
   Adjustments to reconcile net income (loss) to
     net cash provided by operating activities:
       Depreciation and amortization                               33,756      33,814      29,477
       Provision for deferred income taxes                          3,101       3,005       4,105
       Other deferred credits                                      (2,193)     (3,044)     (1,481)

   Changes in operating assets and liabilities:
       Trade accounts receivable, net                              (8,380)      2,362      (5,779)
       Inventories                                                (24,911)     (2,177)     (7,765)
       Prepaid expenses                                              (767)     (3,472)     (2,346)
       Trade accounts payable                                       1,465      (6,102)      8,128
       Accrued interest payable                                      (609)       (627)       (550)
       Other accrued expenses                                      (2,778)      3,379      (2,038)
- - -------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                 10,603      25,087      28,841

INVESTING ACTIVITIES
   Capital expenditures                                            (7,805)     (7,424)    (12,616)
   Commissioning costs and other                                       93           -      (8,347)
- - -------------------------------------------------------------------------------------------------
         Net cash used in investing activities                     (7,712)     (7,424)    (20,963)

FINANCING ACTIVITIES
   Short-term borrowings                                           30,000       7,000      18,000
   Repayments on short-term debt                                  (15,000)     (7,000)    (28,000)
   Long-term borrowings                                               260           -      20,237
   Repayments on long-term debt                                   (12,775)    (12,718)    (14,305)
   Dividends paid                                                  (5,936)     (5,935)     (5,935)
- - -------------------------------------------------------------------------------------------------
         Net cash used in financing activities                     (3,451)    (18,653)    (10,003)
- - -------------------------------------------------------------------------------------------------

Decrease in cash and cash equivalents                                (560)       (990)     (2,125)

Cash and cash equivalents at beginning of year                      3,763       4,753       6,878
- - -------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                          $ 3,203     $ 3,763     $ 4,753
=================================================================================================


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Chaparral Steel Company and Subsidiaries

                                     Preferred        Common Stock              Paid-in       Retained          Treasury Stock
                                       Stock       Shares       Amount          Capital       Earnings        Shares       Amount
                                                                            (In thousands)
- - -----------------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1991                $    -      29,940       $  2,994       $  188,050   $   77,944        (265)      $  (2,559)
   Net income for the year
       ended May 31, 1992                   -           -              -                -        7,090           -               -
   Dividends paid to
       stockholders ($.20 per share)        -           -              -                -       (5,935)          -               -
- - -----------------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1992                     -      29,940          2,994          188,050       79,099        (265)         (2,559)
   Net loss for the year
       ended May 31, 1993                   -           -              -                -       (2,051)          -               -
   Dividends paid to
       stockholders ($.20 per share)        -           -              -                -       (5,935)          -               -
- - -----------------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1993                     -      29,940          2,994          188,050       71,113        (265)         (2,559)
   Net income for the year
       ended May 31, 1994                   -           -              -                -       11,919           -               -
   Dividends paid to
       stockholders ($.20 per share)        -           -              -                -       (5,936)          -               -
   Treasury stock issued for
       options - 4,500 shares               -           -              -              (13)           -           5              55
- - -----------------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1994                $    -      29,940       $  2,994       $  188,037   $   77,096        (260)      $  (2,504)
===================================================================================================================================

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Chaparral Steel Company and Subsidiaries
May 31, 1994

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND RELATED MATTERS:

         The consolidated financial statements include the operations of Chaparral Steel Company (the "Company"), America Steel Transport and inactive wholly-owned subsidiaries. The Company is 81% owned by Texas Industries, Inc. ("TXI").

FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS:

         The Company operates in the steel industry only; therefore, no industry segment information is presented.

CASH EQUIVALENTS:

         Cash equivalents consist of highly liquid investments with original maturities of three months or less.

CREDIT RISK:

         The Company extends credit to various companies in steel distribution, fabrication and related industries. Such credit risk is considered by management to be limited due to the Company's sizable customer base and the geographical dispersion of the customer base. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

INVENTORIES:

         Inventories are stated at the lower of cost (last-in, first-out) or market, except rolls which are stated at cost (specific identification) and supplies which are stated at average cost.

PROPERTY, PLANT AND EQUIPMENT:

         Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment is computed using the straight-line method over the estimated useful lives of the property.

EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED:

         The amount of goodwill net of amortization, arising from the purchase of 50% of the outstanding securities of the Company by TXI, was recorded using the purchase method of accounting and totaled $73 million and $75.3 million at May 31, 1994 and 1993, respectively. This goodwill is being amortized over 40 years using the straight-line method and reduced earnings by $2.3 million in 1994, 1993 and 1992.

COMMISSIONING COSTS:

         The Company's policy for new facilities is to capitalize certain costs until the facility is substantially complete and ready for its intended use.

INCOME TAXES:

         The Company, its subsidiaries and TXI have tax sharing agreements (the "Agreements") whereby the Company and its subsidiaries are included in the consolidated income tax return of TXI. The Agreements provide that the Company will account for income taxes on a stand-alone basis. Accordingly, the Company and its subsidiaries make payments to or receive payments from TXI in amounts equal to the income taxes they would have otherwise paid or received.

         The Company adopted the provisions of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes," (SFAS 109) effective June 1, 1992. As permitted under SFAS 109, prior years' financial statements have not been restated and no cumulative effect resulted from this change.

COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE:

         Net income (loss) per common share is calculated based upon a weighted average of 29,721,000, 29,675,000 and 29,722,000 shares outstanding (including common stock equivalents that are not antidilutive) during 1994, 1993 and 1992, respectively.

         The calculations of net income (loss) per common share for periods after August 31, 1990, contain an adjustment for the previous amortization of an estimated amount of goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B - INVENTORIES

Inventories consist of the following:

May 31                          1994          1993
                                  (In thousands)
- - ----------------------------------------------------
Finished goods               $  72,946     $  49,596
Work in process                 14,477         7,817
Raw materials:
  Scrap                         10,407        10,843
  Crushed cars                       -           171
Rolls                           15,602        14,579
Supplies                        14,878        14,684
LIFO adjustment                (10,727)       (5,018)
- - ----------------------------------------------------
                             $ 117,583     $  92,672
====================================================

NOTE C - COMMISSIONING COSTS

         In fiscal 1990, the Company began construction of the large beam mill and commissioning commenced in February 1991.

         The Company's policy for new facilities is to capitalize certain costs until the facility is substantially complete and ready for its intended use. The mill was substantially complete and ready for its intended use in the third quarter of fiscal 1992 with a total of $15.1 million of costs deferred. The amounts of amortization charged to income were $3 million, $3 million and $1 million in 1994, 1993 and 1992, respectively, based on a five year period.

NOTE D - CONTINGENCIES

         The Company and subsidiaries are defendants in lawsuits which arose in the normal course of business. In management's judgement (based on the opinion of counsel) the ultimate liability, if any, from such legal proceedings will not have a material effect on the Company's financial position.

         The Company has no post-retirement health benefits and, therefore, realizes no effect from accounting requirements under Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions" (SFAS 106).

         The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge. The Company believes it is in substantial compliance with applicable environmental laws and regulations. Notwithstanding such compliance, if damage to persons or property or contamination of the environment has been or is caused by the conduct of the Company's business or by hazardous substances or wastes used in, generated or disposed of by the Company, the Company may be held liable for such damages and be required to pay the cost of investigation and remediation of such contamination. The amount of such liability could be material. Changes in federal or state laws, regulations or requirements or discovery of unknown conditions could require additional expenditures by the Company. At May 31, 1994, the Company had approximately $1.5 million accrued for environmental matters.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E - LONG-TERM DEBT

Outstanding long-term debt is as follows:

May 31                                   Interest Rate      1994        1993
                                                             (In thousands)
- - -------------------------------------------------------------------------------
First mortgage notes payable:
  $61.4 million note, due in
    annual installments through
    January 2001                               14.2%      $ 26,595     $ 30,687

  $70.9 million note, due in                   10.2%             -        8,502
    semiannual installments                  1.5% to
    through June 1995                        2% over
                                           Libor (1)         7,257        7,257
- - -------------------------------------------------------------------------------
                                                            33,852       46,446
$80 million senior unsecured
  notes due in annual
  installments from April 1995
  through 2004                                 10.2%        80,000       80,000

Other notes payable, due
  through 1998                               Various           350          271
- - -------------------------------------------------------------------------------
                                                           114,202      126,717
Less current portion                                        17,983       12,720
- - -------------------------------------------------------------------------------
                                                          $ 96,219     $113,997
===============================================================================

(1) London Interbank Offered Rate (Libor) (3.5% at May 31, 1994).

         Scheduled maturities of long-term debt at May 31, 1994 for each of the five succeeding fiscal years are as follows:

                                 (In thousands)
                               1995       $17,983
                               1996        13,766
                               1997        12,128
                               1998        12,096
                               1999        12,092

         Substantially all of the assets of the Company except accounts receivable, inventories and certain equipment not forming an integral part of the mill have been pledged as collateral on the first mortgage notes.

         The Company has arrangements for up to $20 million of short-term borrowings with banks for which it pays quarterly fees at an annual rate of 3/8 of 1% on the unused portion of the commitment. These short-term credit lines are due to expire in January 1995, if not renewed by the banks or the Company.

         The terms of the loan agreements impose certain restrictions on the Company, the most significant of which require the Company to maintain minimum amounts of working capital, limit the incurrence of certain indebtedness and restrict payments of cash dividends and purchases of treasury stock. The amounts of earnings available for restricted payments were approximately $33 million at May 31, 1994 and 1993.

         Interest payments were $14 million, $15.2 million and $16.4 million in 1994, 1993 and 1992, respectively. In addition, interest deferred as commissioning costs totaled $3.4 million in 1992.

NOTE F - INCOME TAXES

The provisions for income taxes are comprised of:

Year ended May 31                             1994          1993        1992
                                                      (In thousands)
- - -------------------------------------------------------------------------------
Current                                      $ 6,982       $ 3,196       $  470
Deferred                                       3,116        (2,905)       4,880
- - -------------------------------------------------------------------------------
                                             $10,098       $   291       $5,350
===============================================================================

The reasons for the differences between the provisions for income taxes and the amounts computed by applying the statutory federal income tax rates to income
(loss) before income taxes are:

Year ended May 31                             1994          1993        1992
                                                      (In thousands)
- - -------------------------------------------------------------------------------
Statutory rate applied
  to income (loss) before
  income taxes                               $ 7,706         $(598)      $4,230
Increase in taxes resulting from:
  Change in statutory federal
    tax rate                                   1,443             -            -
  Goodwill amortization                          811           787          787
  State income tax                               135            48          234
  Other - net                                      3            54           99
- - -------------------------------------------------------------------------------
                                             $10,098         $ 291       $5,350
===============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of deferred income tax expense result from:

Year ended May 31                                           1992
                                                      (In thousands)
- - --------------------------------------------------------------------
Depreciation                                            $    3,439
Commissioning costs                                          3,236
Deferred compensation                                          498
Environmental costs                                            128
Recognition of minimum
  tax credit carryforwards                                  (2,986)
Expenses not currently
  tax deductible                                               565
- - --------------------------------------------------------------------
                                                        $    4,880
====================================================================

The components of the net deferred tax liability as of May 31, 1994 and 1993 are summarized below:

Year ended May 31                             1994          1993
                                                (In thousands)
- - ------------------------------------------------------------------
Deferred tax assets:
  Deferred compensation                    $     290    $    1,027
  Accounts receivable                          1,347         1,164
  Uniform capitalization expense               1,388         1,262
  Net operating loss carryforwards                15         2,068
  Alternative minimum tax
    credit carryforwards                       6,491         6,983
  Expenses not currently tax
    deductible                                 1,302         1,626
- - ------------------------------------------------------------------
    Total deferred tax assets                 10,833        14,130

Deferred tax liabilities:
  Accelerated tax depreciation               (53,085)      (52,506)
  Commissioning costs                         (2,817)       (3,762)
  Other - net                                   (268)          (83)
- - ------------------------------------------------------------------
    Total deferred tax liabilities           (56,170)      (56,351)
- - ------------------------------------------------------------------
Net deferred tax liability                   (45,337)      (42,221)
Current portion                                4,038         4,053
- - ------------------------------------------------------------------
Non-current portion of
  deferred tax liability                   $ (49,375)   $  (46,274)
==================================================================

         Deferred income taxes and other credits as reflected on the consolidated balance sheets include deferred income tax liability of $49.4 million and $46.3 million at May 31, 1994 and 1993, respectively. On June 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). This standard, which changes the classification of current versus non-current deferred taxes, did not have a material effect on the Company's financial position or operating results. In August 1993, the Omnibus Budget Reconciliation Act of 1993 was signed into law and contained a provision raising the top effective rate for corporations to 35%. This rate increase, when applied to the Company's temporary differences, resulted in a charge of $1.4 million which is included in the income tax provision in the August 1993 quarter. The Company made income tax payments of $7.2 million, $2.5 million and $4.3 million in 1994, 1993 and 1992, respectively. The amounts of federal income taxes currently payable were $1 million and $1.3 million at May 31, 1994 and 1993, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G - RETIREMENT PLAN

         There exists a non-contributory defined contribution plan to provide retirement benefits for substantially all employees. The Company makes a regular contribution of 1% of annual compensation for each participant and a variable contribution equal to 1/2 of 1% of pre-tax income, as defined, to this plan. The amounts of expense charged to income for this plan were $.5 million, $.4 million and $.4 million in 1994, 1993 and 1992, respectively. It is the Company's policy to fund the plan to the extent of charges to income.

NOTE H - INCENTIVE PLANS

         The Company has a profit-sharing plan which provides that all personnel employed as of May 31 share currently in the pre-tax income, as defined, of the Company for the year then ended based on a predetermined formula. The duration of the plan is one year and is subject to annual renewal by the Board of Directors. The provisions for this plan were $1.9 million, $-0-and $1.2 million for 1994, 1993 and 1992, respectively.

         In 1987, the Board of Directors approved a deferred compensation plan for certain executives of the Company. The plan is based on a five-year average of earnings. Amounts recorded as expense (income) under this plan were ($2) million, ($2.4) million and ($.6) million for 1994, 1993 and 1992, respectively. The amount of deferred compensation currently payable was $.2 million and $.6 million at May 31, 1994 and 1993, respectively. The amount of accrued deferred compensation was $.8 million and $3 million at May 31, 1994 and 1993, respectively.

NOTE I - STOCK OPTION PLAN

         In 1989, the stockholders approved a stock option plan whereby options to purchase Common Stock may be granted to officers and key employees at prices not less than the market value at the date of grant. Generally, options become exercisable beginning two years after date of grant, and expire ten years after the date of grant.

         A summary of option transactions for the two years ended May 31, 1994, follows:

                                         Shares under    Option        Aggregate
                                           Option        Price       Option Price
                                            (In thousands except option price)
- - ---------------------------------------------------------------------------------
Outstanding at May 31, 1992                 1,110   $ 8.88 - 12.13   $   12,053
  Terminated                                  (40)    8.88 - 12.13         (438)
- - ---------------------------------------------------------------------------------
Outstanding at May 31, 1993                 1,070     8.88 - 12.13       11,615
  Granted                                     108       10.625            1,162
  Terminated                                  (63)    8.88 - 12.13         (691)
  Exercised                                    (5)        8.88              (40)
- - ---------------------------------------------------------------------------------
Outstanding at May 31, 1994                 1,110   $ 8.88 - 12.13   $   12,046
=================================================================================


May 31                                          1994          1993
                                                  (In thousands)
- - ------------------------------------------------------------------
Shares at end of year:
  Exercisable                                    785           413
  Available for future grants                    390           430

         The options outstanding at May 31, 1994, expire on various dates to January 13, 2004.

NOTE J - FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments". The estimated fair value amounts at May 31, 1994 and 1993 have been determined by the Company using available market information and the following methodologies:

* Cash and cash equivalents, accounts receivable, accounts payable: The carrying amounts of these items are a reasonable estimate of their fair values at May 31, 1994 and 1993.

* Long-term debt: Interest rates that are currently available to the Company for issuance of the debt with similar terms and remaining maturities are used to estimate fair value for debt issues using discounted cash flow analysis.

May 31                                         1994          1993
                                                 (In millions)
- - ------------------------------------------------------------------
Long-term debt:
  Carrying amount                          $   114.2    $    126.7
  Estimated fair value                         130.0         150.0

QUARTERLY FINANCIAL INFORMATION

         The following table is a summary of quarterly financial information for the two years ended May 31, 1994:

Three months ended                            May           Feb.          Nov.        Aug.
                                                    (In thousands except per share)
- - -------------------------------------------------------------------------------------------
1994
Net sales                                  $ 124,467    $  118,687   $  117,225   $ 101,896
Gross profit                                  20,454        22,403       22,371      16,549
Net income (loss)                              3,962         4,408        4,423        (874)
- - -------------------------------------------------------------------------------------------
Net income (loss) per
  common share                                   .14           .15          .15        (.03)

1993
Net sales                                  $ 108,688    $  103,396   $  106,568   $ 101,558
Gross profit                                  14,906        15,800       16,630      11,288
Net income (loss)                               (999)1)        590          667      (2,309)
- - -------------------------------------------------------------------------------------------
Net income (loss) per
  common share                                  (.03)          .02          .03        (.08)

  1) The Company's fourth quarter results in fiscal 1993 contain an income tax rate in excess of the effective rate used in the previous quarters due to lower than expected pre-tax income.

QUARTERLY STOCK PRICES AND DIVIDENDS

         The Company's common stock is listed on the New York Stock Exchange (ticker symbol CSM). The number of record holders of the Company's common stock at May 31, 1994 was 1,013. High and low stock prices and dividends for the last two years were:

1994                                          Stock Prices          Dividends
Quarter                                    High          Low
- - -----------------------------------------------------------------------------
  First                                    10 1/8       7 7/8        $ .05
  Second                                   10 1/8       8 3/8          .05
  Third                                    11 1/2       9 1/4          .05
  Fourth                                   12 1/4       8 7/8          .05

1993                                          Stock Prices          Dividends
Quarter                                    High          Low
- - -----------------------------------------------------------------------------
  First                                    11 5/8       8 5/8        $ .05
  Second                                   10 1/8       8 1/4          .05
  Third                                    12           9 1/4          .05
  Fourth                                   11 7/8       8 7/8          .05

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Chaparral Steel Company
Midlothian, Texas

         We have audited the accompanying consolidated balance sheets of Chaparral Steel Company and subsidiaries as of May 31, 1994 and 1993, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended May 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chaparral Steel Company and subsidiaries at May 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1994, in conformity with generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Dallas, Texas
July 14, 1994

CHAPARRAL STEEL COMPANY

                 DIRECTORS                                        OFFICERS
                 Robert D. Rogers                                 Gordon E. Forward
                 Chairman of the Board                            President and Chief
                                                                  Executive Officer
                 Gordon E. Forward
                 President and Chief                              Kenneth R. Allen
                 Executive Officer                                Director-Investor Relations

                 Robert Alpert                                    Dennis E. Beach
                 Chairman of the Board                            Vice President-
                 Alpert Companies                                 Administration
                 Dallas, Texas
                                                                  Larry L. Clark
                 John M. Belk                                     Vice President-Controller
                 Chairman of the Board                            and Assistant Treasurer
                 Belk Stores Services, Inc.
                 Charlotte, North Carolina                        David A. Fournie
                                                                  Vice President-Operations
                 Lic. Eugenio Clariond Reyes
                 Director General and Chief                       Richard M. Fowler
                 Executive Officer                                Senior Vice President-
                 Grupo IMSA, S.A.                                 Finance
                 Monterrey
                                                                  Richard T. Jaffre
                 Gerald R. Heffernan                              Vice President-Raw Materials
                 President
                 G.R. Heffernan &                                 Robert C. Moore
                 Associates, Ltd.                                 Vice President-General
                 Toronto, Ontario                                 Counsel and Secretary

                 Dr. Gerhard Liener                               Libor F. Rostik
                 Chief Financial Officer                          Senior Vice President-
                 Daimler-Benz AG                                  Engineering
                 Stuttgart
                                                                  Jeffry A. Werner
                                                                  Senior Vice President-
                                                                  Commercial

                                                                  Peter H. Wright
                                                                  Vice President-Quality
                                                                  Control and SBQ Sales


TRANSFER AGENT AND REGISTRAR OF STOCK

Chemical Bank
  Common Stock
  Stockholder Inquiries
  1-800-635-9270

STOCK EXCHANGE LISTING

New York Stock Exchange

FORM 10-K REQUESTS

         Stockholders may obtain, without charge, a copy of the Company's Form 10-K for the year ended May 31, 1994, as filed with the Securities and Exchange Commission. Written requests should be addressed to the Director-Investor Relations.

         The information contained herein is not given in connection with any sale or offer of, or solicitation of any offer to buy, any securities.

ANNUAL MEETING

         The Annual Meeting of Stockholders of Chaparral Steel Company will be held Wednesday, October 19, 1994, at 9:30 a.m., CDT, at The Ballpark in Arlington, 1000 Ballpark Way, Arlington, Texas.