Form 10-K, Exhibit 13
period 1995-05-31
CHAPARRAL STEEL CO
filed 1995-08-24
CIK 833226

                                                                     EXHIBIT 13


                                CHAPARRAL STEEL

                                      1995

                                 ANNUAL REPORT

---------------------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS                                          1995             1994              1993
========================================================================---------------------------------
IN THOUSANDS EXCEPT PER SHARE
RESULTS OF OPERATIONS
   Tons shipped:
   Bar mill                                                      475              424              422
   Structural mills                                            1,036              938              962
---------------------------------------------------------------------------------------------------------
        Total                                                  1,511            1,362            1,384
   Net sales:
   Bar mill                                                 $167,962         $138,353         $126,830
   Structural mills                                          359,845          320,210          289,862
   Transportation service                                      4,004            3,712            3,518
---------------------------------------------------------------------------------------------------------
        Total                                                531,811          462,275          420,210

   Net income (loss)                                          19,607           11,919           (2,051)
---------------------------------------------------------------------------------------------------------
PER SHARE INFORMATION
   Net income (loss)                                             .67              .41             (.06)
   Dividends                                                     .20              .20              .20
---------------------------------------------------------------------------------------------------------
FOR THE YEAR
   Net cash provided by operating activities                  72,723           10,603           25,087
   Capital expenditures                                       16,234            7,805            7,424
---------------------------------------------------------------------------------------------------------
YEAR END POSITION
   Total assets                                              469,827          488,307          480,811
   Net working capital                                       113,745           95,225           80,901
   Stockholders' equity                                     $269,868         $265,623         $259,598

--------------------------------------------------------------------------------
MISSION STATEMENT
================================================================================

To be the leader in costs, quality and service in the markets we serve.

         1994 Annual Report    1993 Annual Report    1992 Annual Report

         1991 Annual Report    1990 Annual Report    1989 Annual Report

--------------------------------------------------------------------------------
CHAPARRAL STEEL COMPANY                                  STOCKHOLDER INFORMATION
================================================================================

DIRECTORS                                 OFFICERS                                  TRANSFER AGENT AND REGISTRAR OF STOCK
                                                                                    Chemical Bank
ROBERT D. ROGERS                          GORDON E. FORWARD                         Common Stock
Chairman of the Board                     President and Chief Executive Officer     Stockholder Inquiries
                                                                                    1-800-635-9270
GORDON E. FORWARD                         KENNETH R. ALLEN
President and Chief Executive Officer     Director-Investor Relations               STOCK EXCHANGE LISTING
                                                                                    New York Stock Exchange
ROBERT ALPERT                             DENNIS E. BEACH
Chairman of the Board                     Vice President-Administration             FORM 10-K AND 10-Q REQUESTS
Alpert Companies                                                                    Stockholders may obtain, without
Dallas, Texas                             LARRY L. CLARK                            charge, a copy of the Company's Form
                                          Vice President-Controller and             10-K for the year ended May 31, 1995,
JOHN M. BELK                              Assistant Treasurer                       and Form 10-Q for the quarters ended
Chairman of the Board                                                               August 31, 1994, November 30, 1994
Belk Stores Services, Inc.                DAVID A. FOURNIE                          and February 28, 1995, as filed with
Charlotte, North Carolina                 Vice President-Operations                 the Securities and Exchange
                                                                                    Commission. Written requests should
LIC. EUGENIO CLARIOND REYES               RICHARD M. FOWLER                         be addressed to the Director-Investor
Director General and Chief                Senior Vice President-Finance and         Relations.
Executive Officer                         Treasurer
Grupo IMSA, S.A.                                                                    The information contained herein is
Monterrey                                 RICHARD T. JAFFRE                         not given in connection with any sale
                                          Vice President-Raw Materials              or offer of, or solicitation of any
GERALD R. HEFFERNAN                                                                 offer to buy, any securities.
President                                 ROBERT C. MOORE
G.R. Heffernan & Associates, Ltd.         Vice President-General Counsel and        ANNUAL MEETING
Toronto, Ontario                          Secretary                                 The Annual Meeting of Stockholders of
                                                                                    Chaparral Steel Company will be held
DR. GERHARD LIENER                        LIBOR F. ROSTIK                           Wednesday, October 18, 1995, at 9:30
Kobellstrasse, Germany                    Senior Vice President-Engineering         a.m., CDT, at KERA-KDTN, 3000 Harry
                                                                                    Hines Boulevard, Dallas, Texas.
                                          JEFFRY A. WERNER
                                          Senior Vice President-Commercial and
                                          Transportation

                                          PETER H. WRIGHT
                                          Vice President-Quality Engineering
                                          and SBQ Sales

                                      CHAPARRAL STEEL COMPANY AND SUBSIDIARIES 1

                       C O R P O R A T E   P R O F I L E

CHAPARRAL STEEL COMPANY, LOCATED IN MIDLOTHIAN, TEXAS, OWNS AND OPERATES A TECHNOLOGICALLY ADVANCED STEEL MILL WHICH PRODUCES BAR AND STRUCTURAL STEEL PRODUCTS BY RECYCLING SCRAP STEEL. THE PLANT COMMENCED OPERATIONS IN 1975 AND MORE THAN DOUBLED IN CAPACITY IN 1982. IN 1992, A LARGE BEAM MILL WAS COMPLETED WHICH FURTHER EXPANDED CHAPARRAL'S CAPACITY AND PRODUCT RANGE. THE COMPANY NOW HAS TWO ELECTRIC ARC FURNACES WITH CONTINUOUS CASTERS, A BAR MILL, STRUCTURAL MILL AND A LARGE BEAM MILL WHICH ENABLE IT TO PRODUCE A BROADER ARRAY OF STEEL PRODUCTS THAN TRADITIONAL MINI MILLS. CHAPARRAL FOLLOWS A MARKET MILL CONCEPT WHICH ENTAILS THE PRODUCTION OF A WIDE VARIETY OF PRODUCTS RANGING FROM REINFORCING BAR AND SPECIALTY PRODUCTS TO LARGE-SIZED STRUCTURAL BEAMS AT LOW COST AND IS ABLE TO CHANGE ITS PRODUCT MIX TO RECOGNIZE CHANGING MARKET CONDITIONS OR CUSTOMER REQUIREMENTS. THE COMPANY'S STEEL PRODUCTS INCLUDE BEAMS, REINFORCING BARS, SPECIAL BAR QUALITY ROUNDS, CHANNELS AND MERCHANT QUALITY ROUNDS. THESE PRODUCTS ARE SOLD PRINCIPALLY TO THE CONSTRUCTION INDUSTRY AND TO THE RAILROAD, DEFENSE, AUTOMOTIVE, MOBILE HOME AND ENERGY INDUSTRIES. CHAPARRAL'S PRINCIPAL CUSTOMERS ARE STEEL SERVICE CENTERS, STEEL FABRICATORS, COLD FINISHERS, FORGERS AND ORIGINAL EQUIPMENT MANUFACTURERS. THE COMPANY DISTRIBUTES ITS PRODUCTS PRIMARILY TO MARKETS IN NORTH AMERICA, AND UNDER CERTAIN MARKET CONDITIONS, TO EUROPE AND ASIA. CHAPARRAL IS LISTED ON THE NEW YORK STOCK EXCHANGE AND IS 81 PERCENT OWNED BY TEXAS INDUSTRIES, INC.

2 CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

                     T O   O U R   S T O C K H O L D E R S

Fiscal year 1995 saw earnings improve for the second straight year. More importantly, the year saw U.S. nonresidential construction recover. As a result, demand for structural products increased, leading to higher beam shipments for the year and to a recovery in beam prices towards the end of the year. The Company is managing its structural and bar operations as separate strategic business units and each has established an enviable record in customer satisfaction. All of these factors lead to the expectation for further earnings improvement.

Net income for 1995 equaled $19.6 million or $.67 per share, a 65% increase over the previous year's earnings of $11.9 million or $.41 per share. Record shipments of 1.5 million tons were 11% higher than last year; average selling prices improved 4%.

STRUCTURAL MILLS

Shipments from the structural mills were just over one million tons during the year, a 10% increase from the last year. Average selling prices increased 2%.

Demand for wide flange beams, the largest single product in the structural mix, improved throughout the year as U.S. nonresidential building finally recovered. The market for manufactured homes remained strong, generating strong shipments of Chaparral's Bantam BeamTM product.

Four price increases were announced during the spring, marking the end of an extended shake out period among beam producers in the United States. Older, less efficient producers have exited the market and imports are no longer a factor. The price increases, which should have a total impact of approximately 10% compared to pre-announcement levels, should be fully realized during the first quarter of fiscal year 1996.

Chaparral's competitive advantage in beams is centered in the very lightweight ranges. Our goal is to aggressively market and develop new applications for lighter weight beam products in order to further expand consumption.

BAR MILL

Shipments of bar mill products were 475,000 tons in 1995, a 12% increase compared to the prior year. Average selling prices improved 8%.

The primary strategy of the bar mill business unit has been to increase the Special Bar Quality (SBQ) portion of its business. This strategy, along with strong demand in the many niche markets served by our SBQ line, resulted in a 26% increase in SBQ shipments for the year. In addition, the rebar product line was repositioned to serve those markets which consume the smaller sizes of rebar in which Chaparral has a competitive advantage.

Customers of SBQ products demand an almost continuous improvement in product quality and capabilities. To meet customer requirements, Chaparral is reconfiguring the continuous caster that supplies the bar mill in order to increase the mill's ability to upgrade its product line.

OUTLOOK

Although net income showed improvement for the year, there is still opportunity for much better results. The positive trend in earnings is expected to continue as the wide flange beam market benefits from further recovery in nonresidential building and as Chaparral continues to focus on products which play to its competitive strengths.


Gordon E. Forward, Ph.D.
President and Chief Executive Officer
July 14, 1995

                                      CHAPARRAL STEEL COMPANY AND SUBSIDIARIES 3

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

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

RESULTS OF OPERATIONS

NET SALES Net sales in 1995 increased $69.5 million from the previous year as shipments increased 149,000 to a record level of 1,511,000 tons. Export sales were 7% of total shipments in 1995. The supply/demand balance for structural products has continued to improve from the winter months helped by a stronger United States economy. Special Bar Quality shipments increased 26% during fiscal 1995 reflecting the Company's expanded penetration in this market. The Company's average net selling price increased $13 per ton from the prior year. The price of structural products, which had lagged other mini mill products, continued its improvement in the second half of fiscal 1995, as the Company announced numerous structural price increases. SBQ and other bar product prices were improved from the prior year due to increased demand brought about by better economic conditions.

In 1994, net sales increased $42.1 million from the previous year as a 12% inc rease in average selling price was offset by a 22,000 ton decrease in shipments. The change in pricing strategy for certain structural products announced in the May 1993 quarter and general price increases in fiscal 1994, intended to offset the continued escalation in scrap prices, have combined to produce the improvement in selling price. Export sales were 7% of total shipments in 1994.

COST OF SALES (EXCLUSIVE OF DEPRECIATION AND AMORTIZATION) In 1995, cost of sales increased $56.6 million due primarily to the 149,000 ton increase in shipments. Increases in scrap and melt shop conversion costs were offset by decreases in combined rolling costs.

Higher scrap costs in 1994 accounted for a significant portion of the 7% increase in average cost per ton. All areas of melt shop conversion costs were slightly lower than the previous year. Combined rolling conversion costs were unchanged from 1993.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE Selling, general and administrative expenses generally fluctuated with the provisions for employee incentive programs that are based on profitability which amounted to $2.8 million, $(.1) million and $(2.4) million for 1995, 1994 and 1993, respectively. In an effort to stay competitive and reduce costs, the Company decreased its number of employees in the first quarter of fiscal 1994. As a result, a non-recurring charge of $1.6 million for severance pay is included in selling, general and administrative in 1994.

INTEREST EXPENSE Payment of scheduled maturities of long-term debt during the three years ended May 31, 1995 served to reduce the amount of interest expense.

NET INCOME (LOSS) In 1995, net income (loss) improved $7.7 million to $19.6 million due primarily to the 149,000 ton increase in shipments. Depreciation costs were unchanged as the Company did not incur any major capital improvements during 1995. Amortization of commissioning costs, that are being expensed over a five year period, totaled $3 million in 1995. Amortization of goodwill totaled $2.3 million in 1995.

Net income (loss) improved $14 million in 1994 due primarily to a $36 increase in average selling price due to the change in pricing strategy and the market reaction to higher raw material prices. Depreciation costs were unchanged as the Company did not incur any major capital improvements during 1994. Amortization of commissioning costs and goodwill totaled $3 million and $2.3 million, respectively, in fiscal 1994.

4 CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

LIQUIDITY AND CAPITAL RESOURCES

Working capital increased $18.5 million to an all-time high of $113.7 million at May 31, 1995. Cash provided by operations increased by $62.1 million from the prior year as net income increased by $7.7 million and cash provided by inventory increased substantially. At May 31, 1994, inventory levels had increased $24.9 million from May 1993 as the Company anticipated increased demand for its products during the months of June and July of 1994. As that increased demand materialized the amount of inventory returned to a more normal historical level at August 31, 1994. That level of inventory was constant for the remainder of fiscal year 1995. As a result, at May 31, 1995, cash and cash equivalents increased $15.9 million to $19.1 million after the Company acquired $16.2 million of capital additions, repaid $15 million of short-term debt and $20.5 million of long-term debt and paid cash dividends of $5.9 million.

Capital expenditures for fiscal 1996 are currently estimated to be approximately $25 - $30 million; which represents normal replacement, technological upgrades of existing equipment and growth in subsidiaries. The Company currently does not plan any major capital expenditures requiring significant capital resources within the next two years.

The Company's capitalization of $350.9 million at May 31, 1995, consisted of $81.1 million in long-term debt and $269.8 million of stockholders' equity. The Company's stockholders' equity includes paid-in capital which resulted from the excess of cost over fair value of net assets acquired, net of amortization. In 1995, paid-in capital and goodwill were decreased by $9.4 million due to an adjustment to the excess of cost over fair value of net assets acquired. The long-term debt-to-capitalization ratio was 23% at May 31, 1995 versus 27% at May 31, 1994. The decrease was caused by the repayment of $20.5 million of long-term debt and the increase in stockholders' equity which was due to the net income of $19.6 million minus the payment of cash dividends of $5.9 million and the $9.4 million reduction of paid-in capital described above.

The Company's earnings improved in 1995 due primarily to the 11% increase in shipments. Based on the current outlook for steel consumption levels in 1996 and its impact on prices, the Company anticipates its average selling price to improve modestly, as numerous price increases for structural products announced in the May 1995 quarter are expected to hold. Cost per ton levels should stabilize assuming no continued upward pressure of raw material prices that are currently near all-time highs. Management anticipates further increases in shipment levels during fiscal 1996 resulting from both increased raw steel production and purchases of billets and finished products from other mills. Significant changes in average selling price without a corresponding change in the scrap raw material costs could have a substantial effect on the Company's operating results and liquidity.

The Company has short-term credit facilities with two banks totaling $20 million which will expire in January 1996, if not renewed by the banks or the Company. The Company has had similar arrangements with various banks since January 1990. During fiscal 1995 the Company had maximum borrowings of $15 million at any one time under the current arrangements. At May 31, 1995, there were no outstanding borrowings under these facilities. The Company believes that it will be able to renew these credit facilities or negotiate similar arrangements with other financial institutions if they are deemed necessary. The Company expects the current financial resources and anticipated cash provided from operations will be sufficient to provide funds for capital expenditures, meet scheduled debt payments and satisfy other known working capital needs for fiscal 1996. If additional funds are required to accomplish long-term expansion of its productive capabilities, the Company believes that funding can be obtained to meet such requirements.

INFLATION Energy, scrap and labor, which are the principal components of the Company's manufacturing cost, are generally susceptible to inflationary pressures, while finished product prices are more readily influenced by competition within the steel industry. Since May 31, 1992, inflation has not materially affected the Company's results of operations or financial condition.

                                      CHAPARRAL STEEL COMPANY AND SUBSIDIARIES 5

-------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA                                    1995        1994       1993        1992        1991
=================================================================--------------------------------------------------
In thousands except per share
RESULTS OF OPERATIONS
   Net sales                                             $531,811   $ 462,275   $420,210    $416,610   $ 418,311
   Gross profit (exclusive of depreciation and
     amortization)                                         94,761      81,777     58,624      66,678      81,478

   Employee profit sharing                                  2,933       1,896          -       1,199       2,699
   Interest expense                                        12,082      13,439     14,650      12,541      10,513
   Net income (loss)                                       19,607      11,919     (2,051)      7,090      19,125
-------------------------------------------------------------------------------------------------------------------
PER SHARE INFORMATION
   Net income (loss)                                     $    .67   $     .41   $   (.06)   $    .25   $     .63
   Dividends                                                  .20         .20        .20         .20         .20
-------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
   Net cash provided by operating activities             $ 72,723   $  10,603   $ 25,087    $ 28,841   $  45,827
   Capital expenditures                                    16,234       7,805      7,424      12,616      94,099
-------------------------------------------------------------------------------------------------------------------
YEAR END POSITION
   Total assets                                          $469,827   $ 488,307   $480,811    $504,905   $ 499,654
   Net working capital                                    113,745      95,225     80,901      75,252      55,459
   Long-term debt                                          81,065      96,219    113,997     126,714     119,214
   Stockholders' equity                                   269,868     265,623    259,598     267,584     266,429
-------------------------------------------------------------------------------------------------------------------

6 CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

-------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS May 31                                               1995              1994
=========================================================================================--------------------
IN THOUSANDS
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                    $ 19,140          $  3,203
   Trade accounts receivable, net of allowance of $2.5 million and
      $3.8 million, respectively                                                  51,679            41,734
   Inventories                                                                   101,377           117,583
   Prepaid expenses                                                                8,110             8,914
-------------------------------------------------------------------------------------------------------------
        TOTAL CURRENT ASSETS                                                     180,306           171,434

PROPERTY, PLANT AND EQUIPMENT
   Buildings and improvements                                                     48,689            47,217
   Machinery and equipment                                                       447,982           434,041
   Land                                                                            1,288             1,288
-------------------------------------------------------------------------------------------------------------
                                                                                 497,959           482,546
   Less allowance for depreciation                                               275,476           247,660
-------------------------------------------------------------------------------------------------------------
                                                                                 222,483           234,886
OTHER ASSETS
   Goodwill, commissioning costs and other assets, net of accumulated
      amortization of $22.3 million and $16.9 million, respectively               67,038            81,987
-------------------------------------------------------------------------------------------------------------
                                                                                $469,827          $488,307
                                                                             ================================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Notes payable                                                                $      -          $ 15,000
   Trade accounts payable                                                         37,818            28,667
   Accrued interest payable                                                        1,862             2,435
   Other accrued expenses                                                         13,236            12,124
   Current portion of long-term debt                                              13,645            17,983
-------------------------------------------------------------------------------------------------------------
        TOTAL CURRENT LIABILITIES                                                 66,561            76,209

LONG-TERM DEBT                                                                    81,065            96,219

DEFERRED INCOME TAXES AND OTHER CREDITS                                           52,333            50,256

STOCKHOLDERS' EQUITY
   Preferred stock, $.01 par value, 500,000 authorized, none outstanding               -                 -
   Common stock, $.10 par value, 50,000,000 authorized, 29,679,900 outstanding     2,994             2,994
   Paid-in capital                                                               178,611           188,037
   Retained earnings                                                              90,767            77,096
   Cost of common shares in treasury                                              (2,504)           (2,504)
-------------------------------------------------------------------------------------------------------------
                                                                                 269,868           265,623
                                                                             --------------------------------
                                                                                $469,827          $488,307
                                                                             ================================

See notes to consolidated financial statements.

                                      CHAPARRAL STEEL COMPANY AND SUBSIDIARIES 7

-------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME Year ended may 31             1995             1994              1993
=======================================================================--------------------------------------
IN THOUSANDS EXCEPT PER SHARE
Net sales                                                      $531,811         $462,275          $420,210

Costs and expenses:
   Cost of sales (exclusive of items stated separately below)   437,050          380,498           361,586
   Depreciation and amortization                                 33,887           33,756            33,814
   Selling, general and administrative                           20,362           15,937            13,992
   Interest                                                      12,082           13,439            14,650
   Other income                                                  (3,116)          (3,372)           (2,072)
-------------------------------------------------------------------------------------------------------------
                                                                500,265          440,258           421,970
                                                             ------------------------------------------------
   INCOME (LOSS) BEFORE INCOME TAXES                             31,546           22,017            (1,760)

Provision for income taxes                                       11,939           10,098               291
-------------------------------------------------------------------------------------------------------------
   NET INCOME (LOSS)                                           $ 19,607         $ 11,919          $ (2,051)
=============================================================================================================
   NET INCOME (LOSS) PER COMMON SHARE                          $    .67         $    .41          $   (.06)
=============================================================================================================
   CASH DIVIDENDS PER COMMON SHARE                             $    .20         $    .20          $    .20
=============================================================================================================

See notes to consolidated financial statements.

8 CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

--------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS YEAR ended May 31         1995             1994              1993
=======================================================================---------------------------------------
IN THOUSANDS
OPERATING ACTIVITIES
   Net income (loss)                                           $ 19,607         $ 11,919          $ (2,051)
   Adjustments to reconcile net income (loss) to net
      cash provided by operating activities:
      Depreciation and amortization                              33,887           33,756            33,814
      Provision for deferred income taxes                         1,994            3,101             3,005
      Other deferred credits                                         83           (2,193)           (3,044)

   Changes in operating assets and liabilities:
      Trade accounts receivable, net                             (9,548)          (8,380)            2,362
      Inventories                                                16,206          (24,911)           (2,177)
      Prepaid expenses                                              804             (767)           (3,472)
      Trade accounts payable                                      9,151            1,465            (6,102)
      Accrued interest payable                                     (573)            (609)             (627)
      Other accrued expenses                                      1,112           (2,778)            3,379
--------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities             72,723           10,603            25,087

INVESTING ACTIVITIES
   Capital expenditures                                         (16,234)          (7,805)           (7,424)
   Other                                                           (124)              93                 -
--------------------------------------------------------------------------------------------------------------
            Net cash used in investing activities               (16,358)          (7,712)           (7,424)

FINANCING ACTIVITIES
   Short-term borrowings                                              -           30,000             7,000
   Repayments on short-term debt                                (15,000)         (15,000)           (7,000)
   Long-term borrowings                                             985              260                 -
   Repayments on long-term debt                                 (20,477)         (12,775)          (12,718)
   Dividends paid                                                (5,936)          (5,936)           (5,935)
--------------------------------------------------------------------------------------------------------------
             Net cash used in financing activities              (40,428)          (3,451)          (18,653)
--------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                 15,937             (560)             (990)

Cash and cash equivalents at beginning of year                    3,203            3,763             4,753
--------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                       $ 19,140         $  3,203          $  3,763
==============================================================================================================

See notes to consolidated financial statements.

                                      CHAPARRAL STEEL COMPANY AND SUBSIDIARIES 9

---------------------------------------------------------------------------------------------------------------------------
                                                    PREFERRED    COMMON STOCK    PAID-IN      RETAINED   TREASURY STOCK
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY       STOCK    SHARES   AMOUNT   CAPITAL      EARNINGS  SHARES   AMOUNT
===========================================================================================================================
IN THOUSANDS
Balance at May 31, 1992                               $    -    29,940   $2,994   $188,050    $79,099    (265)   $(2,559)
   Net loss for the year ended May 31, 1993                -         -        -          -     (2,051)      -          -
   Dividends paid to stockholders ($.20 per share)         -         -        -          -     (5,935)      -          -
---------------------------------------------------------------------------------------------------------------------------

Balance at May 31, 1993                                    -    29,940    2,994    188,050     71,113    (265)    (2,559)
   Net income for the year ended May 31, 1994              -         -        -          -     11,919       -          -
   Dividends paid to stockholders ($.20 per share)         -         -        -          -     (5,936)      -          -
   Treasury stock issued for options - 4,500 shares        -         -        -        (13)         -       5         55
---------------------------------------------------------------------------------------------------------------------------

Balance at May 31, 1994                                    -    29,940    2,994    188,037     77,096    (260)    (2,504)
   Net income for the year ended May 31, 1995              -         -        -          -     19,607       -          -
   Dividends paid to stockholders ($.20 per share)         -         -        -          -     (5,936)      -          -
   Adjustment to the excess of cost over fair value
      of net assets acquired                               -         -        -     (9,426)         -       -          -
---------------------------------------------------------------------------------------------------------------------------

Balance at May 31, 1995                                $   -    29,940   $2,994   $178,611    $90,767    (260)   $(2,504)
===========================================================================================================================

See notes to consolidated financial statements.

10 CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS May 31, 1995
================================================================================

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND RELATED MATTERS: The consolidated financial statements include the operations of Chaparral Steel Company (the "Company") and its majority owned subsidiaries. The Company is 81% owned by Texas Industries, Inc. ("TXI").

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

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the property.

EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED: The amount of goodwill, net of amortization, arising from the purchase of 50% of the outstanding securities of the Company by TXI, was recorded using the purchase method of accounting and totaled $61.2 million and $73 million at May 31, 1995 and 1994, respectively. This goodwill is being amortized over 40 years using the straight-line method and reduced earnings by $2.3 million in 1995, 1994 and 1993. Due to an adjustment of the original amount, goodwill and paid-in capital were decreased $9.4 million in 1995.

COMMISSIONING COSTS: The Company's policy for new facilities is to capitalize certain costs until the facility is substantially complete and ready for its intended use.

INCOME TAXES: The Company and TXI have a tax sharing agreement (the "Agreement") whereby the Company is included in the consolidated income tax return of TXI. The agreement provides that the Company will account for income taxes on a stand-alone basis. Accordingly, the Company makes payments to or receives payments from TXI in amounts equal to the income taxes it would have otherwise paid or received. Deferred income taxes are determined using the liability method.

COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE: Net income (loss) per common share is calculated based upon a weighted average of 29,722,000, 29,721,000 and 29,675,000 shares outstanding (including common stock equivalents that are not antidilutive) during 1995, 1994 and 1993, respectively.

The calculations of net income (loss) per common share for periods after August 31, 1990, contain an adjustment for the previous amortization of an estimated amount of goodwill.

NOTE B - INVENTORIES

Inventories consist of the following:

MAY 31                                          1995                  1994
======================================================------------------------
IN THOUSANDS
Finished goods                                $ 54,323              $ 72,946
Work in process                                  9,856                14,477
Raw materials                                   14,052                10,407
Rolls                                           18,148                15,602
Supplies                                        15,487                14,878
LIFO adjustment                                (10,489)              (10,727)
------------------------------------------------------------------------------
                                              $101,377              $117,583
                                           ===================================

                                     CHAPARRAL STEEL COMPANY AND SUBSIDIARIES 11

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE C - COMMISSIONING COSTS

In fiscal 1990, the Company began construction of the large beam mill and commissioning commenced in February 1991. The mill was substantially complete and ready for its intended use in the third quarter of fiscal 1992 with a total of $15.1 million of costs deferred. The amounts of commissioning costs (net of amortization) were $5 million and $8 million at May 31, 1995 and 1994, respectively. The amounts of amortization charged to income were $3 million in 1995, 1994 and 1993, based on a five year period.

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

The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge. The Company believes it is in substantial compliance with applicable environmental laws and regulations. Notwithstanding such compliance, if damage to persons or property or contamination of the environment has been or is caused by the conduct of the Company's business or by hazardous substances or wastes used in, generated or disposed of by the Company, the Company could be held liable for such damages and be required to pay the cost of investigation and remediation of such contamination. The amount of such liability could be material. Changes in federal or state laws, regulations or requirements or discovery of unknown conditions could require additional expenditures by the Company. At May 31, 1995, the Company had $1.5 million accrued for closure and post closure costs as prescribed by the Texas Natural Resource Conservation Commission.

NOTE E - LONG-TERM DEBT

Outstanding long-term debt is as follows:

MAY 31                                       INTEREST RATE        1995           1994
=========================================================================-----------------
IN THOUSANDS
First mortgage notes payable:
   $61.4 million note, due in
   annual installments through
   January 2000                                    14.2%         $ 20,458       $ 26,595

   $70.9 million note, due in                    1.5% to
   semiannual installments                       2% over
   through June 1995                             Libor(1)           1,248          7,257
------------------------------------------------------------------------------------------
                                                                   21,706         33,852

   $80 million senior unsecured notes
   due in annual installments from
   April 1995 through 2004                         10.2%           72,000         80,000

Other notes payable, due through 1999            Various            1,004            350
------------------------------------------------------------------------------------------

                                                                   94,710        114,202
Less current portion                                               13,645         17,983
------------------------------------------------------------------------------------------
                                                                 $ 81,065       $ 96,219
                                                               ===========================

(1) London Interbank Offered Rate (Libor) (6% at May 31, 1995).

12 CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

Scheduled maturities of long-term debt at May 31, 1995 for each of the five succeeding fiscal years are as follows:

================================================================================
IN THOUSANDS
                  1996                      $13,645
                  1997                       12,353
                  1998                       12,331
                  1999                       12,290
                  2000                       12,091

Substantially all of the assets of the Company except accounts receivable, inventories and certain equipment not forming an integral part of the mill have been pledged as collateral on the first mortgage notes.

The Company has arrangements for up to $20 million of short-term borrowings with banks for which it pays quarterly fees at an annual rate of 1/4 of 1% on the unused portion of the commitment. These short-term credit lines are due to expire in January 1996, if not renewed by the banks or the Company.

The terms of the loan agreements impose certain restrictions on the Company, the most significant of which require the Company to maintain minimum amounts of working capital, limit the incurrence of certain indebtedness and restrict payments of cash dividends and purchases of treasury stock. The amounts of earnings available for restricted payments were approximately $37 million and $33 million at May 31, 1995 and 1994, respectively.

Interest payments were $12.7 million, $14 million and $15.2 million in 1995, 1994 and 1993, respectively.

NOTE F - INCOME TAXES

The provisions for income taxes are comprised of:

YEAR ENDED MAY 31                      1995             1994           1993
==============================================----------------------------------
IN THOUSANDS
Current                                $ 9,451        $  6,982        $ 3,196
Deferred                                 2,488           3,116         (2,905)
--------------------------------------------------------------------------------
                                       $11,939        $ 10,098        $   291
                                     ===========================================

The reasons for the differences between the provisions for income taxes and the amounts computed by applying the statutory federal income tax rates to income
(loss) before income taxes are:

YEAR ENDED MAY 31                          1995             1994           1993
==================================================----------------------------------
IN THOUSANDS
Statutory rate applied
   to income (loss) before income taxes    $11,041          $ 7,706         $ (598)
Increase in taxes resulting from:
   Change in statutory federal tax rate          -            1,443              -
   Goodwill amortization                       811              811            787
   Other - net                                  87              138            102
------------------------------------------------------------------------------------
                                           $11,939          $10,098          $ 291
                                         ===========================================

                                     CHAPARRAL STEEL COMPANY AND SUBSIDIARIES 13

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

The components of the net deferred tax liability as of May 31, 1995 and 1994 are summarized below:

YEAR ENDED MAY 31                                                        1995             1994
=============================================================================-------------------
IN THOUSANDS
Deferred tax assets:
   Deferred compensation                                             $    242         $    290
   Accounts receivable                                                    864            1,347
   Uniform capitalization expense                                       1,117            1,388
   Net operating loss carryforwards                                        15               15
   Alternative minimum tax credit carryforwards                         1,391            6,491
   Expenses not currently tax deductible                                1,563            1,302
------------------------------------------------------------------------------------------------
        Total deferred tax assets                                       5,192           10,833

Deferred tax liabilities:
   Accelerated tax depreciation                                       (51,010)         (53,085)
   Commissioning costs                                                 (1,760)          (2,817)
   Other - net                                                           (247)            (268)
------------------------------------------------------------------------------------------------
        Total deferred tax liabilities                                (53,017)         (56,170)

Net deferred tax liability                                            (47,825)         (45,337)
Current portion                                                         3,544            4,038
------------------------------------------------------------------------------------------------
Non-current portion of deferred tax liability                        $(51,369)        $(49,375)
================================================================================================

The Company made income tax payments of $9.6 million, $7.2 million and $2.5 million in 1995, 1994 and 1993, respectively.

NOTE G - RETIREMENT PLAN

A non-contributory defined contribution plan provides retirement benefits for substantially all employees. The Company makes a regular contribution of 1% of annual compensation for each participant and a variable contribution equal to 1/2 of 1% of pre-tax income, as defined, to this plan. The amounts of expense charged to income for this plan were $.6 million, $.5 million and $.4 million in 1995, 1994 and 1993, respectively. The plan is funded to the extent of charges to income.

NOTE H - INCENTIVE PLANS

The Company has a profit-sharing plan which provides that all personnel employed as of May 31 share currently in the pre-tax income, as defined, of the Company for the year then ended based on a predetermined formula. The duration of the plan is one year and is subject to annual renewal by the Board of Directors. The provisions for this plan were $2.9 million, $1.9 million and $-0- for 1995, 1994 and 1993, respectively.

In 1987, the Board of Directors approved a deferred compensation plan for certain executives of the Company. The plan is based on a five-year average of earnings. Amounts recorded as expense (income) under this plan were ($.1) million, ($2) million and ($2.4) million for 1995, 1994 and 1993, respectively. The amount of deferred compensation currently payable was $.1 million and $.2 million at May 31, 1995 and 1994, respectively.

14 CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

--------------------------------------------------------------------------------
NOTE I - STOCK OPTION PLAN
================================================================================

In 1989, the stockholders approved a stock option plan whereby options to purchase Common Stock may be granted to officers and key employees at prices not less than the market value at the date of grant. Generally, options become exercisable beginning two years after date of grant and expire ten years after the date of grant.

A summary of option transactions for the two years ended May 31, 1995, follows:

                                        SHARES UNDER       OPTION          AGGREGATE
                                           OPTION          PRICE         OPTION PRICE
=======================================================================================
IN THOUSANDS EXCEPT OPTION PRICE
Outstanding at May 31, 1993                  1,070       $8.88 - 12.13     $11,615
   Granted                                     108          10.625           1,148
   Terminated                                  (63)      8.88 - 12.13         (677)
   Exercised                                    (5)          8.88              (40)
---------------------------------------------------------------------------------------

Outstanding at May 31, 1994                  1,110       8.88 - 12.13       12,046
   Granted                                     395        8.34 - 8.38        3,307
   Terminated                                  (10)     10.625 - 12.13        (114)
---------------------------------------------------------------------------------------

Outstanding at May 31, 1995                  1,495      $8.34 - 12.13      $15,239
=======================================================================================

MAY 31                                                             1995           1994
===========================================================================-----------
IN THOUSANDS
Shares at end of year:
   Exercisable                                                     796             682
   Available for future grants                                     -0-             390

The options outstanding at May 31, 1995, expire on various dates to January 18, 2005.

NOTE J - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts of financial instruments at May 31, 1995 and 1994 have been determined using available market information and the following methodologies:

* Cash and cash equivalents, accounts receivable, accounts payable: The carrying amounts of these items are a reasonable estimate of their fair values at May 31, 1995 and 1994.

* Long-term debt: Interest rates that are currently available to the Company for issuance of the debt with similar terms and remaining maturities are used to estimate fair value for debt issues using a discounted cash flow analysis.

MAY 31                                          1995           1994
=========================================================------------
IN MILLIONS
Long-term debt:
   Carrying amount                               $94.7         $114.2
   Estimated fair value                          110.0          130.0

                                     CHAPARRAL STEEL COMPANY AND SUBSIDIARIES 15

--------------------------------------------------------------------------------
QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
================================================================================

The following table is a summary of quarterly financial information for the two years ended May 31, 1995:

THREE MONTHS ENDED                                AUG.          NOV.           FEB.             MAY
==========================================================================================================
IN THOUSANDS EXCEPT PER SHARE
1995
Net sales                                        $124,382      $126,273     $  132,388        $148,768
Gross profit(1)                                    18,463        23,200         23,382          29,716
Net income                                          1,753         4,969          5,070         7,815(2)
Net income per common share                           .06           .17            .17             .27
----------------------------------------------------------------------------------------------------------

1994
Net sales                                        $101,896      $117,225     $  118,687        $124,467
Gross profit(1)                                    16,549        22,371         22,403          20,454
Net income (loss)                                    (874)        4,423          4,408           3,962
Net income (loss) per common share                   (.03)          .15            .15             .14
----------------------------------------------------------------------------------------------------------

(1) Gross profit exclusive of depreciation and amortization.
(2) Reflects higher selling prices and shipments.

QUARTERLY STOCK PRICES AND DIVIDENDS (UNAUDITED)

The Company's common stock is listed on the New York Stock Exchange (ticker symbol CSM). The number of record holders of the Company's common stock at May 31, 1995 was 985. High and low stock prices and dividends for the last two years were:

                                STOCK PRICES         DIVIDENDS
                             HIGH           LOW
=================================================================
1995
First quarter               9 1/2         8 3/8          $ .05
Second quarter             10 1/8         6 7/8            .05
Third quarter               9             6 1/2            .05
Fourth quarter             10             8 3/8            .05

1994
First quarter              10 1/8         7 7/8          $ .05
Second quarter             10 1/8         8 3/8            .05
Third quarter              11 1/2         9 1/4            .05
Fourth quarter             12 1/4         8 7/8            .05

16 CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS
================================================================================

BOARD OF DIRECTORS
CHAPARRAL STEEL COMPANY
MIDLOTHIAN, TEXAS

We have audited the accompanying consolidated balance sheets of Chaparral Steel Company and subsidiaries as of May 31, 1995 and 1994, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended May 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chaparral Steel Company and subsidiaries at May 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1995, in conformity with generally accepted accounting principles.


Dallas, Texas
July 14, 1995

                       A New York Stock Exchange Company

                                 300 Ward Road
                           Midlothian, TX 76065-9651
                                  214-775-8241
                               Fax: 214-775-1930
                        Copy Rights1995 Chaparral Steel