Form 10-K, Exhibit 13
period 1996-05-31
CHAPARRAL STEEL CO
filed 1996-08-27
CIK 833226

CORPORATE PROFILE                       CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

Chaparral Steel Company, located in Midlothian, Texas, owns and operates a technologically advanced steel mill which produces bar and structural steel products by recycling scrap steel. The plant commenced operations in 1975 and more than doubled in capacity in 1982. In 1992, a large beam mill was completed which further expanded Chaparral's capacity and product range. The Company now has two electric arc furnaces with continuous casters, a bar mill, structural mill and a large beam mill which enable it to produce a broader array of steel products than traditional mini mills. Chaparral follows a market mill concept which entails the production of a wide variety of products ranging from reinforcing bar and specialty products to large-sized structural beams at low cost and is able to change its product mix to recognize changing market conditions or customer requirements. The Company's steel products include beams, reinforcing bars, special bar quality rounds, channels and merchant quality rounds. These products are sold principally to the construction industry and to the railroad, defense, automotive, mobile home and energy industries. Chaparral's principal customers are steel service centers, steel fabricators, cold finishers, forgers and original equipment manufacturers. The Company distributes its products primarily to markets in North America, and under certain market conditions, to Europe and Asia. Chaparral is listed on the New York Stock Exchange, under the ticker symbol CSM, and is 84 percent owned by Texas Industries, Inc.

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

TO OUR STOCKHOLDERS

Fiscal year 1996 earnings were more than twice those reported for 1995. The increase was primarily driven by the Structural Products business unit, which benefited from the sustained recovery of U.S. nonresidential building. The improved results for the Company occurred despite weak markets for major products supplied by the Bar Products business unit.

Net income for 1996 equaled $42 million or $1.43 per share, which compares to $19.6 million or $.67 per share for the previous year. Revenues of $607.7 million were up 14% from last year on record shipments of 1.6 million tons and 9% higher realized prices.

With demand for structural steel beams having recovered, Chaparral looks forward to pressing its advantages in lightweight beam sizes by developing new markets and products. We also intend to increase and strengthen our Bar Products business unit's position in special quality steels. Finally, we have intensified our efforts to realize the full potential of our Recycled Products business unit.

  STRUCTURAL PRODUCTS BUSINESS UNIT

Shipments from the Structural Mills slightly exceeded 1.1 million tons, an increase of 10% over the previous year. Average selling price increased 13%.

Sustained U.S. nonresidential building activity contributed to structural beam demand. Sales in the manufactured housing industry have been strong as well, resulting in good demand for Chaparral's Bantam BeamTM product.

With fewer domestic producers of beams in the market, supply and demand conditions are favorable. Some imports are required to meet demand. However, U.S. fabricators are exporting beams to overseas markets, indicating the strong competitive position of U.S. beam producers relative to producers elsewhere in the world.

Chaparral's strategy has been to focus on beams in the very lightweight ranges. These sizes fit very well with the expected building of suburban offices, shopping centers, warehouses and manufactured homes in the U.S. Going forward, we intend to continue that focus and develop new applications and products, such as our Castelite Beam(TM), which is designed to be used in roof and floor support systems.

  BAR PRODUCTS BUSINESS UNIT

Bar Mill shipments equaled 453,000 tons in 1996, down 5% compared to the prior year. Average selling price declined slightly as well.

Demand for special quality steels, which accounted for half of the Bar Mill shipments, weakened considerably during the year as general manufacturing activity slipped. Demand for reinforcing bar was strong, but that market was over supplied with product.

Chaparral's strategy has been to increase its mix of special quality steel products in order to improve the long term profitability of the Bar Products business unit. The over supply of the reinforcing bar market indicates that this was, and continues to be, the correct course.

Early in 1995, the caster that supplies billets to the Bar Mill was reconfigured in order to upgrade the special quality steel product line. Over the next three years, we plan to increase the capacity and upgrade the capability for making these products in order to further improve the competitive position of the mill.

  RECYCLED PRODUCTS BUSINESS UNIT

The goal of the Recycled Products business unit is to develop synergies in recycling among all operations of Chaparral Steel. Specific responsibilities include scrap processing, melt shop operations and the transformation of by-products from manufacturing processes into value-added products.

Chaparral's shredder operation transformed over 700,000 tons of old cars and other light scrap into raw material in 1996. This volume represents about 40% of Chaparral's total scrap needs. The shredder operation, which is the largest and most productive in the world, provides Chaparral with a competitive advantage in the acquisition of raw material. We intend to increase the volume of material processed through the shredder in order to expand on that advantage.

With the addition of a new ladle furnace and other improvements, annual production capacity in the Melt Shop will be increased by approximately 100,000 tons. Shipments should be positively impacted as a result.

  OUTLOOK

1996 was a good year, but not a great year. Our efforts will be focused on improving results in the coming year by increasing shipments, continuing to upgrade the Bar Mill product line and focusing on the beam market products that play to our strengths. The strong cash flows and balance sheet of the Company provide the flexibility to grow and expand. Our goal is to grow, but grow in a way that generates above average returns for our stockholders.

Innovation has been and will continue to be a major key to Chaparral's success and that innovation has been driven by the imagination and efforts of Chaparral's employees. Opportunities for further innovation are only limited by our imagination and I can assure you that your Company is well-stocked with that resource!


/s/ GORDON E. FORWARD, PH.D.
Gordon E. Forward, Ph.D.
President and Chief Executive Officer
July 12, 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                                                      CHAPARRAL
                                                 STEEL COMPANY AND SUBSIDIARIES

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

  RESULTS OF OPERATIONS

NET SALES

In 1996, net sales increased $75.8 million from the previous year due to a 9% increase in average selling price and a 79,000 ton increase in shipments to a record level of 1,590,000 tons. Export sales decreased to 4% of total shipments in 1996 because of a strong domestic market. The demand for structural products from service centers, fabricators and the mobile home industry has increased substantially from the prior year. Prices for structural mill products increased 13% in 1996. Bar mill shipments were 5% below the previous year on somewhat lower average selling prices. Chaparral uses its ability to adjust its product mix to maximize profit margins.

Net sales in 1995 increased $69.5 million from the previous year as shipments increased 149,000 to 1,511,000 tons. Export sales were 7% of total shipments in 1995. The demand for the Company's products improved due to a stronger United States economy. Special Bar Quality shipments increased 26% during fiscal 1995 reflecting the Company's expanded penetration in this market. Average selling price increased $13 per ton from the prior year also brought about by better economic conditions.

COST OF SALES (EXCLUSIVE OF DEPRECIATION AND AMORTIZATION)

Cost of sales increased $40.6 million, in 1996, due to the 79,000 ton increase in shipments and a 4% increase in average cost per ton. Higher scrap and melt shop conversion costs in 1996 accounted for a significant portion of the increase in average cost of sales. Combined rolling costs were slightly higher than the prior year.

In 1995, cost of sales increased $56.6 million due primarily to the 149,000 ton increase in shipments. Increases in scrap and melt shop conversion costs were offset by decreases in combined rolling costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general and administrative expenses generally fluctuate with the provisions for employee incentive programs that are based on profitability which amounted to $6.8 million, $2.8 million and $(.1) million for 1996, 1995 and 1994, respectively. In an effort to stay competitive and reduce costs, the Company decreased its number of employees in the first quarter of fiscal 1994. As a result, a non-recurring charge of $1.6 million for severance pay is included in selling, general and administrative in 1994.

INTEREST EXPENSE

Payment of scheduled maturities of long-term debt during the three years ended May 31, 1996 served to reduce the amount of interest expense.

NET INCOME

In 1996, net income more than doubled to $42 million due primarily to the 9% increase in average selling prices. Depreciation costs decreased slightly as the Company did not incur any major capital improvements during 1996. Amortization of commissioning costs, that are being expensed over a five year period, totaled $3 million in the current year. Amortization of goodwill totaled $2 million in 1996.

In 1995, net income improved $7.7 million to $19.6 million due primarily to the 149,000 ton increase in shipments. Depreciation costs were unchanged as the Company did not incur any major capital improvements during 1995. Amortization of commissioning costs and goodwill totaled $3 million and $2.3 million, respectively, in fiscal 1995.

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


  LIQUIDITY AND CAPITAL RESOURCES

Working capital increased $23 million to an all-time high of $136.7 million at May 31, 1996. Cash provided by operations decreased by $20.1 million from the prior year as the increase in net income of $22.4 million was offset by a decrease in cash provided by inventories of $36.6 million. Finished goods was higher at May 31, 1996 due to increased production in the structural mills. Raw material levels were higher in anticipation of higher scrap costs in the fall of 1996. Cash provided by accounts payable decreased by $12.8 million as the May 31, 1996 balance returned to more historical levels. As a result, at May 31, 1996, cash and cash equivalents increased $.9 million to $20 million after the Company acquired $20.6 million of capital additions, repaid $15.7 million of long-term debt, purchased $12.5 million of treasury stock and paid cash dividends of $5.9 million.

Capital expenditures for fiscal 1997 are currently estimated to be approximately $15 million; which represents normal replacement and technological upgrades of existing equipment.

The Company's capitalization of $361.7 million at May 31, 1996, consisted of $66.7 million in long-term debt and $295 million of stockholders' equity. The Company's stockholders' equity includes paid-in capital which resulted from the excess of cost over fair value of net assets acquired, net of amortization. In 1995, paid-in capital and goodwill were decreased by $9.4 million due to an adjustment to the excess of cost over fair value of net assets acquired. During 1996, the Board of Directors approved the repurchase of a portion of the Company's outstanding stock to satisfy outstanding stock option grants. The long-term debt-to-capitalization ratio was 18% at May 31, 1996 versus 23% at May 31, 1995. The decrease was caused by the repayment of $15.7 million of long-term debt and the increase in stockholders' equity which was due to the net income of $42 million minus the payment of cash dividends of $5.9 million and the purchase of treasury stock of $12.5 million.

The Company's earnings improved in 1996 due primarily to the 9% increase in average selling price. Based on the current outlook for steel consumption levels in 1997 and its impact on prices, the Company anticipates a slight decrease in average selling price. Cost per ton levels should level off as an expected slight increase in scrap costs should be offset by lower conversion costs. Management anticipates a modest increase in shipment levels during fiscal 1997 resulting from increased raw steel production. Significant changes in average selling price without a corresponding change in the scrap raw material costs could have a substantial effect on the Company's operating results and liquidity.

The Company expects the current financial resources and anticipated cash provided from operations will be sufficient to provide funds for capital expenditures, meet scheduled debt payments and satisfy other known working capital needs for fiscal 1997. If additional funds are required to accomplish long-term expansion of its productive capabilities, the Company believes that funding can be obtained to meet such requirements. Management determined that the short-term credit facilities with two banks totaling $20 million were not currently required to support the operations of the Company. No borrowings had existed under these arrangements during the current fiscal year before they expired January 31, 1996. The Company believes that it will be able to renew these credit facilities or negotiate similar arrangements with other financial institutions if they are deemed necessary.

INFLATION

Energy, scrap and labor, which are the principal components of the Company's manufacturing cost, are generally susceptible to inflationary pressures, while finished product prices are more readily influenced by competition within the steel industry. Since May 31, 1993, inflation has not materially affected the Company's results of operations or financial condition.

SELECTED FINANCIAL DATA                 CHAPARRAL STEEL COMPANY AND SUBSIDIARIES


In thousands except per share                                       1996         1995          1994         1993          1992
- -------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
   Net sales                                                      $607,656     $531,811     $ 462,275    $ 420,210   $  416,610
   Gross profit (exclusive of depreciation and amortization)       130,050       94,761        81,777       58,624       66,678
   Employee profit sharing                                           6,116        2,933         1,896            -        1,199
   Interest expense                                                 10,007       12,082        13,439       14,650       12,541
   Net income (loss)                                                41,977       19,607        11,919       (2,051)       7,090
- -------------------------------------------------------------------------------------------------------------------------------


PER SHARE INFORMATION
   Net income (loss)                                              $   1.43     $    .67     $     .41    $    (.06)  $      .25
   Dividends                                                           .20          .20           .20          .20          .20
- -------------------------------------------------------------------------------------------------------------------------------


FOR THE YEAR
   Net cash provided by operating activities                      $ 52,618     $ 72,723     $  10,603    $  25,087   $   28,841
   Capital expenditures                                             20,630       16,234         7,805        7,424       12,616
- -------------------------------------------------------------------------------------------------------------------------------


YEAR END POSITION
   Total assets                                                   $475,337     $469,827     $ 488,307    $ 480,811   $  504,905
   Net working capital                                             136,723      113,745        95,225       80,901       75,252
   Long-term debt                                                   66,697       81,065        96,219      113,997      126,714
   Stockholders' equity                                            294,965      269,868       265,623      259,598      267,584

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES   CONSOLIDATED BALANCE SHEETS - MAY 31

In thousands                                                                                              1996        1995
- -----------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and cash equivalents                                                                           $  20,014    $  19,140
   Trade accounts receivable, net of allowance of $2.8 million and $2.5 million, respectively             49,530       51,679
   Inventories                                                                                           121,791      101,377
   Prepaid expenses                                                                                        7,757        8,110
- -----------------------------------------------------------------------------------------------------------------------------
     Total Current Assets                                                                                199,092      180,306

Property, Plant And Equipment
   Buildings and improvements                                                                             55,342       48,689
   Machinery and equipment                                                                               436,886      447,982
   Land                                                                                                    1,288        1,288
- -----------------------------------------------------------------------------------------------------------------------------
                                                                                                         493,516      497,959
   Less allowance for depreciation                                                                       279,447      275,476
- -----------------------------------------------------------------------------------------------------------------------------
                                                                                                         214,069      222,483
Other Assets
   Goodwill, commissioning costs and other assets, net of accumulated
     amortization of $27.3 million and $22.3 million, respectively                                        62,176       67,038
- -----------------------------------------------------------------------------------------------------------------------------
                                                                                                       $ 475,337   $  469,827
- -----------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
   Trade accounts payable                                                                              $  34,131   $   37,818
   Accrued interest payable                                                                                1,402        1,862
   Other accrued expenses                                                                                 14,470       13,236
   Current portion of long-term debt                                                                      12,366       13,645
- -----------------------------------------------------------------------------------------------------------------------------
     Total Current Liabilities                                                                            62,369       66,561

Long-Term Debt                                                                                            66,697       81,065

Deferred Income Taxes And Other Credits                                                                   51,306       52,333

Stockholders' Equity
   Preferred stock, $.01 par value, 500,000 authorized, none outstanding                                       -            -
   Common stock, $.10 par value, 50,000,000 authorized, 28,707,400
     and 29,679,900 outstanding, respectively                                                              2,994        2,994
- -----------------------------------------------------------------------------------------------------------------------------
   Paid-in capital                                                                                       178,517      178,611

   Retained earnings                                                                                     126,885       90,767

   Cost of common shares in treasury                                                                     (13,431)      (2,504)
- -----------------------------------------------------------------------------------------------------------------------------
                                                                                                         294,965      269,868
- -----------------------------------------------------------------------------------------------------------------------------
                                                                                                       $ 475,337   $  469,827
- -----------------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME - YEAR ENDED MAY 31
                                        CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

In thousands except per share                                                                  1996        1995         1994
- -------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                                   $ 607,656    $ 531,811   $  462,275


Costs and expenses:
   Cost of sales (exclusive of items stated separately below)                                 477,606      437,050      380,498
   Depreciation and amortization                                                               32,493       33,887       33,756
   Selling, general and administrative                                                         26,099       20,362       15,937
   Interest                                                                                    10,007       12,082       13,439
   Other income                                                                                (4,318)      (3,116)      (3,372)
- -------------------------------------------------------------------------------------------------------------------------------

                                                                                              541,887      500,265      440,258

   Income Before Income Taxes                                                                  65,769       31,546       22,017

Provision for income taxes                                                                     23,792       11,939       10,098
- -------------------------------------------------------------------------------------------------------------------------------

   Net Income                                                                               $  41,977    $  19,607    $  11,919
- -------------------------------------------------------------------------------------------------------------------------------


   Net Income Per Common Share                                                              $    1.43    $     .67    $     .41
- -------------------------------------------------------------------------------------------------------------------------------


   Cash Dividends Per Common Share                                                          $     .20    $     .20    $     .20
- -------------------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS - YEAR ENDED MAY 31

In thousands                                                                                  1996          1995          1994
- -------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income                                                                               $  41,977    $  19,607    $  11,919
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                                             32,493       33,887       33,756
     Provision for deferred income taxes                                                       (1,894)       1,994        3,101
     Other deferred credits                                                                       867           83       (2,193)

   Changes in operating assets and liabilities:
     Trade accounts receivable, net                                                             2,149       (9,548)      (8,380)
     Inventories                                                                              (20,414)      16,206      (24,911)
     Prepaid expenses                                                                             353          804         (767)
     Trade accounts payable                                                                    (3,687)       9,151        1,465
     Accrued interest payable                                                                    (460)        (573)        (609)
     Other accrued expenses                                                                     1,234        1,112       (2,778)
- -------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                               52,618       72,723       10,603

INVESTING ACTIVITIES
   Capital expenditures                                                                       (20,630)     (16,234)      (7,805)
   Other                                                                                        1,429         (124)          93
- -------------------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                                                  (19,201)     (16,358)      (7,712)

FINANCING ACTIVITIES
   Short-term borrowings                                                                            -           --       30,000
   Repayments on short-term debt                                                                    -      (15,000)     (15,000)
   Long-term borrowings                                                                            52          985          260
   Repayments on long-term debt                                                               (15,700)     (20,477)     (12,775)
   Dividends paid                                                                              (5,859)      (5,936)      (5,936)
   Proceeds from issuance of treasury stock                                                     1,470           --           --
   Purchase of treasury stock                                                                 (12,506)          --           --
- -------------------------------------------------------------------------------------------------------------------------------
       Net cash used in financing activities                                                  (32,543)     (40,428)      (3,451)
- -------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                                  874       15,937         (560)

Cash and cash equivalents at beginning of year                                                 19,140        3,203        3,763
- -------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                                    $  20,014    $  19,140    $   3,203
- -------------------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                       CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

                                                      Preferred    Common Stock       Paid-in   Retained        Treasury Stock
In thousands                                            Stock   Shares      Amount    Capital   Earnings     Shares      Amount
- ---------------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1993                               $       -  29,940       $2,994  $188,050    $ 71,113      (265)   $  (2,559)
   Net income for the year ended May 31, 1994                 -       -            -         -      11,919         -            -
   Dividends paid to stockholders ($.20 per share)            -       -            -         -      (5,936)        -            -
   Treasury stock issued for options - 4,500 shares           -       -            -       (13)          -         5           55
- ---------------------------------------------------------------------------------------------------------------------------------

Balance at May 31, 1994                                       -  29,940        2,994   188,037      77,096      (260)      (2,504)
   Net income for the year ended May 31, 1995                 -       -            -         -      19,607         -            -
   Dividends paid to stockholders ($.20 per share)            -       -            -         -      (5,936)        -            -
   Adjustment to the excess of cost over fair value
     of net assets acquired                                   -       -            -    (9,426)          -         -            -
- ---------------------------------------------------------------------------------------------------------------------------------

Balance at May 31, 1995                                       -  29,940        2,994   178,611      90,767      (260)      (2,504)
   Net income for the year ended May 31, 1996                 -       -            -         -      41,977         -            -
   Dividends paid to stockholders ($.20 per share)            -       -            -         -      (5,859)        -            -
   Treasury stock purchased                                   -       -            -         -           -    (1,107)     (12,506)
   Treasury stock issued for options - 134,000 shares         -       -            -       (94)          -       134        1,579
- ---------------------------------------------------------------------------------------------------------------------------------

Balance at May 31, 1996                               $       -  29,940       $2,994  $178,517   $ 126,885    (1,233)   $ (13,431)
- ---------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - MAY 31, 1996

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND RELATED MATTERS:

The consolidated financial statements include the operations of Chaparral Steel Company (the "Company") and its majority owned subsidiaries. The Company is 84% owned by Texas Industries, Inc. ("TXI").

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

EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED:

The amount of goodwill, net of amortization, arising from the purchase of 50% of the outstanding securities of the Company by TXI, was recorded using the purchase method of accounting and totaled $59.2 million and $61.2 million at May 31, 1996 and 1995, respectively. Due to an adjustment of the original amount, goodwill and paid-in capital were decreased $9.4 million in 1995. This goodwill is being amortized over 40 years using the straight-line method and reduced earnings by $2 million, $2.3 million and $2.3 million in 1996, 1995 and 1994, respectively.

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

COMPUTATION OF NET INCOME PER COMMON SHARE:

Net income per common share is calculated based upon a weighted average of 29,543,000, 29,722,000 and 29,721,000 shares outstanding (including common stock equivalents) during 1996, 1995 and 1994, respectively.

The calculations of net income per common share for periods after August 31, 1990, contain an adjustment for the previous amortization of an estimated amount of goodwill.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENT:

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("Statement No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of", that requires recognition of impairment losses on long-lived assets. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of in future periods. The Company will adopt Statement No. 121 in the first quarter of 1997 and, based on estimates as of May 31, 1996, believes the effect of adoption, if any, will not have material effect on the financial statements of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                        CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

NOTE B - INVENTORIES

Inventories consist of the following:

                                                    May 31
In thousands                                   1996         1995
- ------------------------------------------------------------------
Finished goods                              $  64,962     $ 54,323

Work in process                                11,851        9,856

Raw materials                                  21,082       14,052

Rolls and molds                                20,693       18,148

Supplies                                       16,377       15,487

LIFO adjustment                               (13,174)     (10,489)
- ------------------------------------------------------------------
                                            $ 121,791     $101,377
- ------------------------------------------------------------------

  NOTE C - COMMISSIONING COSTS

In fiscal 1990, the Company began construction of the large beam mill and commissioning commenced in February 1991. The mill was substantially complete and ready for its intended use in the third quarter of fiscal 1992 with a total of $15.1 million of costs deferred. The amounts of commissioning costs (net of amortization) were $2 million and $5 million at May 31, 1996 and 1995, respectively. The amounts of amortization charged to income were $3 million in 1996, 1995 and 1994, based on a five year period.


  NOTE D - CONTINGENCIES

The Company and subsidiaries are defendants in lawsuits which arose in the normal course of business. In management's judgement (based on the opinion of counsel) the ultimate liability, if any, from such legal proceedings will not have a material effect on the Company's financial position.

The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge. The Company believes it is in substantial compliance with applicable environmental laws and regulations. Notwithstanding such compliance, if damage to persons or property or contamination of the environment has been or is caused by the conduct of the Company's business or by hazardous substances or wastes used in, generated or disposed of by the Company, the Company could be held liable for such damages and be required to pay the cost of investigation and remediation of such contamination. The amount of such liability could be material. Changes in federal or state laws, regulations or requirements or discovery of unknown conditions could require additional expenditures by the Company. At May 31, 1996, the Company had $1.6 million accrued for closure and post closure costs as prescribed by the Texas Natural Resource Conservation Commission.

  NOTE E - LONG-TERM DEBT

Outstanding long-term debt is as follows:

                                                                  May 31
In thousands                       Interest Rate            1996         1995
- -------------------------------------------------------------------------------
First mortgage notes payable:
   $61.4 million note, due in
     annual installments
     through January 2000              14.2%              $ 14,320     $ 20,458


   $70.9 million note, due in          1.5% to
     semiannual installments           2% over
     through June 1995                  Libor                 --          1,248
- -------------------------------------------------------------------------------
                                                            14,320       21,706

$80 million senior unsecured
   notes due in annual
   installments from April
   1995 through 2004                  10.2%                 64,000       72,000


Other notes payable,
   due through 2000                Various                     743        1,004
- -------------------------------------------------------------------------------

                                                            79,063       94,710

Less current portion                                        12,366       13,645
- -------------------------------------------------------------------------------
                                                          $ 66,697     $ 81,065
- -------------------------------------------------------------------------------

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Scheduled maturities of long-term debt at May 31, 1996 for each of the five succeeding fiscal years are as follows:

In thousands
- -------------------------------------------------------------------------------

                           1997          $ 12,366
                           1998            12,339
                           1999            12,309
                           2000            10,049
                           2001             8,000


Substantially all of the assets of the Company except accounts receivable, inventories and certain equipment not forming an integral part of the mill have been pledged as collateral on the first mortgage notes.

The terms of the loan agreements impose certain restrictions on the Company, the most significant of which require the Company to maintain minimum amounts of working capital, limit the incurrence of certain indebtedness and restrict payments of cash dividends and purchases of treasury stock. The amounts of earnings available for restricted payments were approximately $41 million and $37 million at May 31, 1996 and 1995, respectively.

Interest payments were $10.5 million, $12.7 million and $14 million in 1996, 1995 and 1994, respectively.

NOTE F - INCOME TAXES

The provisions for income taxes are comprised of:

                                         Year Ended May 31
In thousands                      1996         1995         1994
- -------------------------------------------------------------------
Current                          $26,176  $     9,451  $     6,982
Deferred                          (2,384)       2,488        3,116
- -------------------------------------------------------------------
                                $ 23,792     $ 11,939     $ 10,098
- -------------------------------------------------------------------

The reasons for the differences between the provisions for income taxes and the amounts computed by applying the statutory federal income tax rates to income before income taxes are:

                                         Year Ended May 31
In thousands                      1996         1995         1994
- ------------------------------------------------------------------
Statutory rate applied
   to income before
   income taxes                 $ 23,019     $ 11,041     $  7,706
Increase in taxes
   resulting from:
     Change in statutory
       federal tax rate                -           --        1,443
     Goodwill amortization           702          811          811
     Other - net                      71           87          138
- ------------------------------------------------------------------
                                $ 23,792     $ 11,939     $ 10,098
- ------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                        CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

The components of the net deferred tax liability as of May 31, 1996 and 1995 are summarized below:

                                               Year Ended May 31
In thousands                                   1996         1995
- ------------------------------------------------------------------
Deferred tax assets:
   Deferred compensation                    $     458     $    242
   Accounts receivable                            997          864
   Uniform capitalization expense               1,165        1,117
   Net operating loss carryforwards                --           15
   Alternative minimum tax credit
     carryforwards                                 --        1,391
   Expenses not currently tax deductible        1,872        1,563
- ------------------------------------------------------------------
     Total deferred tax assets                  4,492        5,192

Deferred tax liabilities:
   Accelerated tax depreciation               (49,229)     (51,010)
   Commissioning costs                           (704)      (1,760)
   Other - net                                     --         (247)
- ------------------------------------------------------------------
     Total deferred tax liabilities           (49,933)     (53,017)

Net deferred tax liability                    (45,441)     (47,825)
Current portion                                 4,034        3,544
- ------------------------------------------------------------------

Non-current portion of deferred
   tax liability                            $ (49,475)    $(51,369)
- ------------------------------------------------------------------

The Company made income tax payments of $25.6 million, $9.6 million and $7.2 million in 1996, 1995 and 1994, respectively.

NOTE G - RETIREMENT PLAN

A non-contributory defined contribution plan provides retirement benefits for substantially all employees. The Company makes a regular contribution of 1% of annual compensation for each participant and a variable contribution equal to 1/2 of 1% of pre-tax income, as defined, to this plan. The amounts of expense charged to income for this plan were $.8 million, $.6 million and $.5 million in 1996, 1995 and 1994, respectively. The plan is funded to the extent of charges to income.

NOTE H - INCENTIVE PLANS

The Company has a profit-sharing plan which provides that all personnel employed as of May 31 share currently in the pre-tax income, as defined, of the Company for the year then ended based on a predetermined formula. The duration of the plan is one year and is subject to annual renewal by the Board of Directors. The provisions for this plan were $6.1 million, $2.9 million and $1.9 million for 1996, 1995 and 1994, respectively.

In 1987, the Board of Directors approved a deferred compensation plan for certain executives of the Company. The plan is based on a five-year average of earnings. Amounts recorded as expense (income) under this plan were $.7 million, ($.1) million and ($2) million for 1996, 1995 and 1994, respectively. The amount of deferred compensation currently payable was $.1 million at May 31, 1996 and 1995.

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I - STOCK OPTION PLAN

In 1989, the stockholders approved a stock option plan whereby options to purchase Common Stock may be granted to officers and key employees at prices not less than the market value at the date of grant. Generally, options become exercisable beginning two years after date of grant and expire ten years after the date of grant. The Company accounts for its options to purchase shares of common stock in accordance with APB No. 25.

A summary of option transactions for the two years ended May 31, 1996, follows:

                                     Shares Under      Option        Aggregate
In thousands except option price        Option          Price      Option Price
- -------------------------------------------------------------------------------
Outstanding at
   May 31, 1994                      1,110          $8.88 - 12.13   $ 12,046
     Granted                           395           8.34 - 8.38       3,307
     Terminated                        (10)        10.625 - 12.13       (114)
- -------------------------------------------------------------------------------

Outstanding at
   May 31, 1995                      1,495           8.34 - 12.13     15,239
     Terminated                        (66)          8.34 - 12.13       (647)
     Exercised                        (134)          8.88 - 12.13     (1,470)
- ---------------------------------------------------------------------------

Outstanding at
   May 31, 1996                      1,295          $8.34 - 12.13   $ 13,122
- ---------------------------------------------------------------------------

                                                              May 31
In thousands                                             1996        1995
- ---------------------------------------------------------------------------
Shares at end of year:
   Exercisable                                            787        796
   Available for future grants                             66        -0-



The options outstanding at May 31, 1996, expire on various dates to January 18, 2005.

Note J - Fair Value Of Financial Instruments

The estimated fair value amounts of financial instruments at May 31, 1996 and 1995 have been determined using available market information and the following methodologies:

Cash and cash equivalents, accounts receivable, accounts payable: The carrying amounts of these items are a reasonable estimate of their fair values at May 31, 1996 and 1995.

Long-term debt: Interest rates that are currently available to the Company for issuance of the debt with similar terms and remaining maturities are used to estimate fair value for debt issues using a discounted cash flow analysis.

                                                             MAY 31
IN MILLIONS                                           1996            1995
- -------------------------------------------------------------------------------
Long-term debt:
  Carrying amount                                 $    79.1       $    94.7
  Estimated fair value                                 86.0           110.0

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table is a summary of quarterly financial information for the two years ended May 31, 1996:

                                                Three Months Ended
In thousands except per share   Aug.(2)      Nov.       Feb.        May
- -------------------------------------------------------------------------
1996

Net sales                     $138,141     $154,990   $158,954  $ 155,571
Gross profit(1)                 26,060       33,623     34,900     35,467
Net income                       6,428       10,485     11,895     13,169
- -------------------------------------------------------------------------
Net income per
   common share                    .22         .35        .41         .45

1995
Net sales                     $124,382    $126,273   $132,388   $ 148,768
Gross profit(1)                 18,463      23,200     23,382      29,716
Net income                       1,753       4,969      5,070       7,815(3)
- -------------------------------------------------------------------------
Net income per
   common share                   .06          .17        .17         .27

(1) Gross profit exclusive of depreciation and amortization.

(2) Results are effected by annual maintenance performed during the summer months.

(3) Reflects higher selling prices and shipments.

QUARTERLY STOCK PRICES AND DIVIDENDS (UNAUDITED)

The Company's common stock is listed on the New York Stock Exchange (ticker symbol CSM). The number of record holders of the Company's common stock at May 31, 1996 was 913.

High and low stock prices and dividends for the last two years were:

                                         Stock Prices         Dividends
                                      High          Low
- -----------------------------------------------------------------------
1996
First quarter                        11 3/4         9 1/8     $     .05
Second quarter                       11 7/8         9 1/8           .05
Third quarter                        16 3/4        10 1/2           .05
Fourth quarter                       15 7/8        13               .05

1995
First quarter                         9 1/2         8 3/8     $     .05
Second quarter                       10 1/8         6 7/8           .05
Third quarter                         9             6 1/2           .05
Fourth quarter                       10             8 3/8           .05

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

                         REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
CHAPARRAL STEEL COMPANY

We have audited the accompanying consolidated balance sheets of Chaparral Steel Company and subsidiaries as of May 31, 1996 and 1995, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended May 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chaparral Steel Company and subsidiaries at May 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1996, in conformity with generally accepted accounting principles.



/s/ ERNST AND YOUNG LLP

Dallas, Texas

July 12, 1996

FINANCIAL HIGHLIGHTS
In thousands except per share                          1996           1995           1994
=========================================================================================
RESULTS OF OPERATIONS
   Tons shipped:
     Bar mill                                           453            475            424
     Structural mills                                 1,137          1,036            938
- -----------------------------------------------------------------------------------------
       Total                                          1,590          1,511          1,362
   Net sales:
     Bar mill                                      $157,130       $167,962       $138,353
     Structural mills                               447,115        359,845        320,210
     Transportation service                           3,411          4,004          3,712
- -----------------------------------------------------------------------------------------
       Total                                        607,656        531,811        462,275

   Net income                                        41,977         19,607         11,919
- -----------------------------------------------------------------------------------------

PER SHARE INFORMATION
   Net income                                          1.43            .67            .41
   Dividends                                            .20            .20            .20
- -----------------------------------------------------------------------------------------

FOR THE YEAR
   Net cash provided by operating activities         52,618         72,723         10,603
   Capital expenditures                              20,630         16,234          7,805
- -----------------------------------------------------------------------------------------

YEAR END POSITION
   Total assets                                     475,337        469,827        488,307
   Net working capital                              136,723        113,745         95,225
   Stockholders' equity                            $294,965       $269,868       $265,623
- -----------------------------------------------------------------------------------------


MISSION STATEMENT

To be No. 1 in costs, quality and service in the markets we serve and to achieve a return on equity at least 50% higher than the industry average.

CHAPARRAL STEEL COMPANY

DIRECTORS
Robert D. Rogers
Chairman of the Board

Gordon E. Forward
President and Chief Executive Officer

Robert Alpert
Chairman of the Board
Alpert Companies
Dallas, Texas

John M. Belk
Chairman of the Board
Belk Stores Services, Inc.
Charlotte, North Carolina

Lic. Eugenio Clariond Reyes
Director General and Chief Executive Officer
Grupo IMSA, S.A.
Monterrey

Gerald R. Heffernan
President
G.R. Heffernan & Associates, Ltd.
Toronto, Ontario

OFFICERS

Gordon E. Forward
President and Chief Executive Officer

Kenneth R. Allen
Director-Investor Relations

Dennis E. Beach
Vice President-Administration

Larry L. Clark
Vice President-Controller and Assistant Treasurer

David A. Fournie
Vice President-Structural Products
Business Unit

Richard M. Fowler
Vice President-Finance and Treasurer

H. Duff Hunt
Vice President-Recycled Products

Richard T. Jaffre
Vice President-Raw Materials/Transportation

Robert C. Moore
Vice President-General Counsel and Secretary

Libor F. Rostik
Vice President-Engineering

Peter H. Wright
Vice President-Bar Products Business Unit


STOCKHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR OF STOCK

Chase Mellon Shareholder Services
Common Stock
Stockholder Inquiries
1-800-635-9270

STOCK EXCHANGE LISTING
New York Stock Exchange
WEB ADDRESS
http://www.chaparralsteel.com

FORM 10-K AND 10-Q REQUESTS

Stockholders may obtain, without charge, a copy of the Company's Form 10-K for the year ended May 31, 1996, and Form 10-Q for the quarters ended August 31, 1995, November 30, 1995 and February 29, 1996, as filed with the Securities and Exchange Commission. Written requests should be addressed to the Director-Investor Relations. The information contained herein is not given in connection with any sale or offer of, or solicitation of any offer to buy, any securities.

ANNUAL MEETING

The Annual Meeting of Stockholders of Chaparral Steel Company will be held Wednesday, October 16, 1996, at 9:30 a.m., CDT, at Environmental Education Center, 1600 Bowers Road, Seagoville, Texas.

SAFE HARBOR STATEMENT

With the exception of historical information, the matters discussed in this annual report to stockholders are forward- looking statements that involve risks and uncertainties.